                                         Filed Pursuant to Rule 424(b)(2)
                                         Registration No. 333-07665


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 11, 1996)

                                     [LOGO]

                                3,000,000 SHARES

                       PIONEER-STANDARD ELECTRONICS, INC.

                                 COMMON SHARES

                            ------------------------

     All of the 3,000,000 common shares, without par value (the "Common Shares"), of Pioneer-Standard Electronics, Inc. (the "Company" or "Pioneer-Standard") offered hereby are being sold by the Company. The Common Shares are listed on the Nasdaq National Market under the symbol "PIOS." On February 13, 1997, the last reported sales price for the Common Shares was $15.25 per share. See "Price Range of Common Shares and Dividend Policy."

                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE S-7 OF THE PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON SHARES.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                      UNDERWRITING
                                                   PRICE TO           DISCOUNT AND          PROCEEDS TO
                                                    PUBLIC           COMMISSIONS(1)         COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share....................................          $                    $                    $
---------------------------------------------------------------------------------------------------------------
Total(3).....................................          $                    $                    $
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $225,000 payable by the Company.

(3) The Company has granted the Underwriters an option exercisable for 30 days to purchase up to an additional 450,000 Common Shares at the Price to Public, less the Underwriting Discount and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Commissions and Proceeds to
    Company will be $         , $         and $         , respectively. See
    "Underwriting."

                            ------------------------

    The Common Shares offered hereby are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of share certificates for the Common Shares will be made at the offices of Lazard Freres & Co. LLC,
New York, New York, on or about            , 1997.

                            ------------------------

LAZARD FRERES & CO. LLC

                      CLEARY GULL REILAND & MCDEVITT INC.
                                                              MCDONALD & COMPANY
                                                               SECURITIES, INC.

                            ------------------------

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS             , 1997.

                                     [LOGO]

                                     [MAP]

                            MAJOR PRODUCT SUPPLIERS

       SEMICONDUCTORS                 COMPUTER SYSTEMS          PASSIVE AND ELECTROMECHANICAL
-----------------------------   -----------------------------   -----------------------------

            Actel                       Cisco Systems               Astec Standard Power
       Analog Devices                 Digital Equipment                    Bourns
            Atmel                            IBM                      Kemet Electronics
        Cirrus Logic                        Intel                           Molex
   Digital Semiconductors              Network General                     Murata
            Intel                          Oracle                          Opto 22
     Lucent Technologies                   Tatung                      Optrex America
    Microchip Technology                    3Com                          Power-One
      Micron Technology                                                Thomas & Betts
   National Semiconductor
           Siemens
         SGS-Thomson
            Temic

                               ------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus. Certain capitalized terms in this summary are defined elsewhere in this Prospectus Supplement.

                                  THE COMPANY

     Pioneer-Standard Electronics, Inc. (together with its subsidiaries, the "Company" or "Pioneer-Standard") is a leading distributor of a broad range of industrial and end-user electronic components and computer systems products supplied by more than 100 manufacturers to original equipment manufacturers, value-added resellers, research laboratories, government agencies and other organizations, primarily in the United States and Canada. The Company distributes products to over 24,000 customers, including Abbott Laboratories, AlliedSignal, Hewlett-Packard, IBM, Intel, Northern Telecom and United Technologies, and in the last twelve months ended December 31, 1996 recorded sales of approximately $1.5 billion.

     The Company's products are classified into three broad categories: semiconductors, computer systems products, and passive and electromechanical products. Semiconductors are the building blocks of computer chips and include microprocessors, memory devices, programmable logic devices, and analog and digital integrated circuits. Computer systems products include mid-range computer systems and high-end platforms, storage subsystems, software, servers, personal computers, display terminals and networking products. Passive and electromechanical products are devices that move or use an electrical signal and include capacitors, connectors, resistors, potentiometers, switches and power conditioning equipment.

     The Company markets products supplied by many of the largest and best-known manufacturers in the industry. The Company's two largest suppliers are Digital Equipment and Intel. Other major suppliers include Actel, Analog Devices, Bourns, Cisco Systems, IBM, Kemet Electronics, Lucent Technologies, Micron Technology, National Semiconductor, Oracle, Power-One, Siemens, SGS-Thomson, 3Com and Thomas & Betts.

     The Company has more than 1,000 sales personnel, sales support personnel and technical experts throughout North America who work closely together to provide customers with individualized services and solutions. The Company has approximately one field application engineer for every three salespersons, which the Company believes is one of the highest ratios of technical to sales personnel in the industry. The Company's 106,000 square foot Corporate Distribution Center near Cleveland, Ohio, is a state-of-the-art facility that serves as the hub of the distribution system. The Company provides customers with same-day shipment of substantially all orders received by 3:00 p.m.

     Fiscal 1996 was the tenth consecutive year of record sales and the 24th year in the 25 full fiscal years the Company has been public in which sales have increased. The Company's business strategy has resulted in average annual compound growth rates between fiscal years 1992 and 1996 of 32.2% and 39.2% for sales and earnings per share, respectively. The Company believes that its growth has benefited from substantial increases in sales in North America of industrial electronic components and the percentage of such products sold through distributors, as well as from an increase in the Company's share of the industrial electronics components distribution market.

     The Company employs a number of strategies to maintain and enhance its growth and profitability, including:

     - Expanded Market Coverage and Acquisitions. The Company plans to expand its extensive North American coverage primarily through internal growth, focusing on providing additional value-added services to its customers. The Company's strategy to gain entry into new markets includes pursuing acquisitions and, where appropriate, joint ventures. In recent years, the Company has utilized acquisitions as a means to achieve economies of scale and capitalize on consolidation opportunities. In 1994, the Company purchased United Westburne Inc.'s Zentronics Division, which the Company believes is one of the largest distributors of electronic components and computer products in Canada. Additionally, on November 30, 1995, the Company acquired the remaining 50% of Pioneer Maryland, which distributes electronic components and computer products and provides technical support through 11 locations in the United States. These acquisitions expanded the Company's product base and service offerings and improved the Company's geographic coverage and its ability to service its customers effectively and efficiently. Significant benefits include cost savings from overhead reductions and operational improvements. The Company estimates that the Pioneer Maryland acquisition will result in pre-tax savings of approximately $4.5 million in fiscal 1997.

     - Enhanced Breadth of Product Lines. Over the years, the Company has established strong relationships with many leading electronic components suppliers. The Company continues to add new suppliers of state-of-the-art technologies, such as Cisco Systems, IBM and Lucent Technologies, to further strengthen its core business of semiconductors, computer systems products and passive and electromechanical products. The acquisition of the remaining 50% of Pioneer Maryland in November 1995 has enabled the Company to accelerate the process of expanding its product line.

     - Innovation in Value-added Services. The Company is continuing to expand its value-added services to provide more complete solutions for customers who are increasingly seeking to outsource non-core functions. The Company develops and offers innovative value-added services to enable its customers to reduce costs and deliver their products to market faster. The Company believes it is well positioned to leverage its substantial purchasing and distribution strengths by providing value-added services emphasizing the Company's logistics, marketing and on-line information expertise. The Company utilizes its strong sales and technical organization, efficient and effective distribution system, including same-day shipment of substantially all orders, and attention to quality control to strengthen the effectiveness and marketability of its value-added services.

     - Continued Realization of Operating Efficiencies. The Company is focused on further improving operating efficiencies through continued cost reduction initiatives and economies of scale. In the nine months ended December 31, 1996, as compared to the comparable period from the previous year, the Company's operating expenses as a percentage of sales improved to 13.5% from 13.9%.

                                  THE OFFERING

Common Shares offered by the
  Company.......................    3,000,000 Shares(1)

Common Shares to be outstanding
  after the Offering............   25,579,229 Shares(1)(2)

Nasdaq National Market Symbol...   PIOS

Use of Proceeds.................   The net proceeds from the sale of the Common
                                   Shares will be used to repay bank
                                   indebtedness. See "Use of Proceeds."
---------------

(1) Does not include 450,000 Common Shares that may be issued by the Company pursuant to an over-allotment option granted to the Underwriters.

(2) Does not include 1,508,492 Common Shares that may be issued upon the exercise of stock options outstanding at a weighted average exercise price of $9.28 per share and 5,000,000 Common Shares issued pursuant to the Company's Share Subscription Agreement and Trust (the "Trust") which are not deemed outstanding for purposes of calculating earnings per share under generally accepted accounting principles until payment is received for the Common Shares over the 15-year term of the Trust. See "Description of Capital Stock -- Share Subscription Agreement and Trust" in the accompanying Prospectus.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the five fiscal years ended March 31, 1992 through 1996, which have been derived from the audited consolidated financial statements of the Company. Also set forth below are selected consolidated financial data of the Company for the nine months ended December 31, 1996 and 1995, which have been derived from the unaudited financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 1997. This data should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein or incorporated by reference in the accompanying Prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The consolidated financial data include the operating results of Pioneer Maryland from November 30, 1995, when it became a wholly-owned subsidiary of the Company. Prior to the acquisition, the Company accounted for its 50% equity interest in Pioneer Maryland under the equity method of accounting.

                                 NINE MONTHS ENDED
                                    DECEMBER 31,
                             --------------------------                            YEARS ENDED MARCH 31,
                                1996          1995(1)     -----------------------------------------------------------------------
                             (UNAUDITED)    (UNAUDITED)     1996(2)         1995           1994           1993           1992
                             ----------     -----------   -----------    -----------    -----------    -----------    -----------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:

  Net sales................. $1,117,224      $ 723,577    $ 1,105,281     $  832,152     $  580,757     $  430,013     $  362,386
  Operating income..........     42,051         36,223         51,948         43,679         31,389         21,061         12,393
  Interest expense..........     13,326          5,032          8,136          3,966          2,687          3,581          4,505
  Net income................     16,309         17,610         25,252         25,009         19,676         12,913          5,327
  Earnings per share(3).....        .71            .76           1.09           1.09            .87            .63            .29
  Weighted average Common
    Shares outstanding...... 23,037,580(4)  23,156,263     23,127,486     22,886,877     22,677,034     20,674,152     18,460,401
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Total assets..............   $584,578      $ 500,747       $559,110     $  327,415     $  220,039     $  171,860     $  150,871
  Long-term debt............    213,587        181,953        164,447         56,318         22,272         21,328         44,717
  Shareholders' equity......    165,173        143,316        150,693        126,415        102,740         84,117         57,455
OTHER DATA:
  EBITDA(5).................     52,092         42,902         60,946         49,909         36,653         25,707         16,520
  Depreciation and
    amortization............     10,041          6,679          8,998          6,230          5,264          4,646          4,127
  Capital expenditures......     10,634         15,269         21,004         11,326          7,626          4,160          5,110

---------------

(1) Results for the nine months ended December 31, 1995 include Pioneer Maryland under the equity method of accounting prior to the acquisition of the remaining 50% of Pioneer Maryland on November 30, 1995. If Pioneer Maryland's results were included on a consolidated basis for the full nine months ended December 31, 1995, net sales, operating income, interest expense, net income and earnings per share would have been $943,343,000, $39,827,000, $9,087,000, $17,062,000 and $.74, respectively.

(2) Results for the fiscal year ended March 31, 1996 include Pioneer Maryland under the equity method of accounting prior to the acquisition of the remaining 50% of Pioneer Maryland on November 30, 1995. If Pioneer Maryland's results were included on a consolidated basis for the full fiscal year ended March 31, 1996, net sales, operating income, interest expense, net income and earnings per share would have been $1,325,047,000, $55,552,000, $12,191,000, $24,704,000, and $1.07, respectively.

(3) Included in the results for the fiscal year ended March 31, 1996 and the nine months ended December 31, 1995 is an after-tax non-recurring discontinuance charge of $.11 per share recorded by Pioneer Maryland to conform to the Company's accounting methods.

(4) Does not include the 5,000,000 Common Shares issued pursuant to the Trust which are not deemed outstanding for purposes of calculating earnings per share under generally accepted accounting principles until payment is received for the Common Shares over the 15-year term of the Trust. See "Description of Capital Stock -- Share Subscription Agreement and Trust" in the accompanying Prospectus.

(5) Excludes equity earnings (loss) of 50% owned company. "EBITDA" is defined as income before income taxes, equity in earnings of affiliate, plus depreciation and amortization, and interest expense. EBITDA is presented solely as a supplement to the other information provided above. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles.

                                  RISK FACTORS

     Prospective investors should consider, in addition to the information set forth elsewhere in this Prospectus Supplement and the accompanying Prospectus, the following matters in evaluating the Company and the Common Shares offered hereby.

COMPETITION

     The electronic components and computer products industry is highly competitive. The Company competes with many local, regional and national distributors for both supplier and customer relationships. The Company competes for customer relationships with semiconductor and computer systems product manufacturers, including some of its own suppliers. Although the Company is one of the leading distributors in the North American markets in terms of sales, certain of its competitors are larger, more established and have greater financial and other resources than the Company. Furthermore, decreased prices, as a result of increasing competition, may have a negative impact on gross margins. There can be no assurance that the Company will be able to compete successfully with existing or new competitors, and failure to do so would have a material adverse effect on the Company's results of operations.

DEPENDENCE ON THE COMPUTER NETWORK AND PLATFORM MARKET

     Many of the products sold by the Company are used in the manufacture or configuration of mid-range computer systems and high-end platforms. These products are characterized by rapid technological change, short product life cycles and intense competition. The mid-range computer systems and high-end platforms industry has experienced significant unit volume growth in recent years that has, in turn, increased demand for many of the products distributed by the Company. Slowdown in the growth of this market could adversely affect the Company's ability to continue its recent revenue growth.

CYCLICAL NATURE OF THE SEMICONDUCTOR MARKET

     Semiconductors have represented 38%, 37% and 41% of the Company's sales in fiscal years 1996, 1995 and 1994, respectively. The semiconductor market has historically been characterized by fluctuations in product supply and demand and, consequently, significant variations in price. While the Company's distribution agreements are intended to protect the Company from price erosion, there can be no assurance that price erosion will not occur. In the event of an excess supply of semiconductors, the Company's gross margins may be adversely affected. In the event of a shortage of supply of semiconductors, the Company's results of operations will depend on the amount of product allocated to the Company by its suppliers and the timely receipt of such allocations. Moreover, technological changes that affect the demand for and prices of the products distributed by the Company may further affect the Company's gross margins.

INVENTORY OBSOLESCENCE AND TECHNOLOGY CHANGE

     The markets for electronic components and computer products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. While the Company's distribution agreements are intended to protect the Company from obsolescence, there can be no assurance that product obsolescence will not occur. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of electronic components and computer products will not market products which have perceived advantages over products distributed by the Company or which render the products currently sold by the Company obsolete or less marketable. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase the new equipment necessary to utilize these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products.

DEPENDENCE ON KEY SUPPLIERS

     During fiscal year 1996, products purchased from the Company's five largest suppliers accounted for 69% of total sales, with Digital Equipment and Intel representing 27% and 18% of sales, respectively. Although the Company believes it has good relationships with its suppliers, there can be no assurance that these relationships will continue. The loss of any one of the top five suppliers and/or a combination of certain other suppliers could have a material adverse effect on the Company's business, financial condition and results of operations.

IMPACT OF ACQUISITIONS

     An important element of the Company's business strategy is to review acquisition prospects that would complement its existing business, augment its market coverage or provide expansion opportunities. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's financial condition and results of operations and/or the price of the Company's Common Shares. Acquisitions entail inherent risks and uncertainties. There can be no assurance that the Company will be able to successfully integrate and manage the significantly larger operations resulting from new businesses acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company.

LEVERAGE; COVENANT RESTRICTIONS

     As a result of the Company's use of long-term debt to support its growth strategy, its debt to capitalization ratio was 57% as of December 31, 1996. In August 1996, the Company extended the terms of its existing revolving credit facility (the "Revolving Credit Facility") with National City Bank, Cleveland, Ohio, agent for the group of banks, providing for borrowings under a line of credit of up to $125 million. Also, the Company issued $150 million principal amount of 8 1/2% Senior Notes due 2006 (the "Notes"). As of December 31, 1996, the Company was in compliance with the terms of the Indenture under which the Notes were issued and the Revolving Credit Facility. There can be no assurance that the Company will be able to comply with the terms of its Revolving Credit Facility and the Indenture in the future. See "Description of Certain Indebtedness -- Revolving Credit Facility; 8 1/2% Senior Notes due 2006;" "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE

     The Company has entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina N.A., as Trustee, pursuant to which the Trustee has subscribed for 5,000,000 Common Shares of the Company which will be paid for over the 15-year term of the Trust. The Company anticipates that the Trust will sell at least 220,000 Common Shares by the end of fiscal 1998. The Trustee, as well as the Company and certain of its executive officers and Directors, have been requested to enter into lockup agreements providing that they will not, subject to certain limited exceptions, without the prior written consent of Lazard Freres & Co. LLC, offer, sell or otherwise dispose of any shares of capital stock of the Company for a period of 90 days after the date of this Prospectus Supplement. Sales of substantial amounts of Common Shares by the Trust, or the perception that such sales may occur, may adversely affect the trading price of the Common Shares. See "Underwriting" and "Description of Capital Stock -- Share Subscription Agreement and Trust" in the accompanying Prospectus.

ANTI-TAKEOVER PROVISIONS AND STATE ANTI-TAKEOVER LAWS

     Certain provisions of the Company's Articles of Incorporation and Code of Regulations, as well as provisions of Ohio law may, together or separately, have the effect of discouraging potential acquisition proposals or delaying or preventing changes in control of the Company or the management of the Company. In addition, the Company has adopted a shareholders' rights plan that includes certain provisions which could have similar anti-takeover effects.

                                USE OF PROCEEDS

     Net proceeds to be received by the Company from the sale of the Common Shares, after deducting the underwriting discount and estimated offering
expenses, are estimated to be approximately $       million (approximately
$     million if the over-allotment option granted by the Company to the
Underwriters is exercised in full). The Company will apply the entire net proceeds from the sale of the Common Shares to the repayment of a portion of the amount outstanding under the Company's Revolving Credit Facility, which matures on August 12, 1999. At December 31, 1996, the Company had an aggregate of $55 million in borrowings outstanding under the Revolving Credit Facility, which currently bears interest at a rate of 6.5625% per annum. The indebtedness incurred under the Revolving Credit Facility was used to finance working capital needs, capital expenditures and certain acquisitions. See "Description of Certain Indebtedness -- Revolving Credit Facility."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996, and as adjusted to give effect to this offering and the application of the estimated net proceeds therefrom to reduce bank borrowings under the Revolving Credit Facility. See "Use of Proceeds."

                                                                                 DECEMBER 31, 1996
                                                                            ---------------------------
                                                                                    (UNAUDITED)
                                                                             ACTUAL      AS ADJUSTED(1)
                                                                            --------     --------------
                                                                               (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
  Short-term debt.......................................................    $     --        $     --
  Current maturities of long-term debt..................................       2,878           2,878
                                                                            --------        --------
          Total short-term debt.........................................       2,878           2,878
LONG-TERM DEBT:
  Credit Agreement due 1999.............................................      55,000          11,991
  8 1/2% Senior Notes due 2006..........................................     150,000         150,000
  9.79% Senior Notes due 2000...........................................       8,560           8,560
  Capitalized leases....................................................          27              27
                                                                            --------        --------
          Total long-term debt..........................................     213,587         170,578
SHAREHOLDERS' EQUITY:
  Common shares, $.30 stated value; Authorized - 80,000,000 shares(2)
     Issued and outstanding, actual - 22,578,104; and as adjusted -
     25,578,104(3)......................................................       8,210           9,110
  Capital in excess of stated value.....................................      81,735         123,844
  Deferred compensation.................................................     (65,625)        (65,625)
  Retained earnings.....................................................     140,786         140,786
  Foreign currency translation adjustment...............................          67              67
                                                                            --------        --------
          Total shareholders' equity....................................     165,173         208,182
                                                                            --------        --------
          Total capitalization..........................................    $381,638        $381,638
                                                                            ========        ========

---------------

(1) As adjusted to reflect the sale by the Company of 3,000,000 Common Shares at an estimated price per share of $15.25 (the last reported sales price on February 13, 1997) and the receipt of estimated net proceeds (after deducting estimated underwriting discount and offering expenses of the Company) to the Company of $43.0 million. Does not include 450,000 Common Shares that may be issued by the Company pursuant to an over-allotment option granted to the Underwriters.

(2) On July 23, 1996, the Company's shareholders approved an amendment to the Company's Articles of Incorporation, as amended, to increase the authorized capital stock of the Company to 80,000,000 Common Shares.

(3) Does not include 1,509,617 Common Shares that may be issued upon the exercise of stock options outstanding as of December 31, 1996 at a weighted average exercise price of $9.28 per share and 5,000,000 Common Shares subscribed for by Wachovia Bank of North Carolina, N.A., as Trustee of the Trust. Under Ohio law, the subscribed for Common Shares are deemed to be issued and outstanding for voting and dividend purposes, but are not fully paid and nonassessable until payment for such Common Shares is received. According to generally accepted accounting principles, none of the 5,000,000 Common Shares will be deemed outstanding for purposes of calculating earnings per share until payment is received for the Common Shares over the 15-year term of the Trust.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the five fiscal years ended March 31, 1992 through 1996, which have been derived from the audited consolidated financial statements of the Company. Also set forth below are selected consolidated financial data of the Company for the nine months ended December 31, 1996 and 1995, which have been derived from the unaudited financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 1997. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein or incorporated by reference in the accompanying Prospectus. See "Incorporation of Documents by Reference" in the accompanying Prospectus. The consolidated financial data include the operating results of Pioneer Maryland from November 30, 1995, when it became a wholly-owned subsidiary of the Company. Prior to the acquisition, the Company accounted for its 50% equity interest in Pioneer Maryland under the equity method of accounting.

                                          NINE MONTHS ENDED
                                            DECEMBER 31,
                                      -------------------------                       YEARS ENDED MARCH 31,
                                         1996         1995(1)     --------------------------------------------------------------
                                      (UNAUDITED)    (UNAUDITED)   1996(2)        1995         1994         1993         1992
                                      ----------     ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.......................... $1,117,224       $723,577   $1,105,281     $832,152     $580,757     $430,013     $362,386
  Cost of goods sold.................    924,848        587,061      902,629      677,171      465,614      336,589      284,897
  Warehousing, selling and
    administrative expenses..........    150,325        100,293      150,704      111,302       83,754       72,363       65,096
                                      ----------     ----------   ----------   ----------   ----------   ----------   ----------
  Operating profit...................     42,051         36,223       51,948       43,679       31,389       21,061       12,393
  Equity in earnings (loss) of 50%
    owned company....................         --           (173)        (173)       2,500        3,001        2,505          654
  Interest expense...................     13,326          5,032        8,136        3,966        2,687        3,581        4,505
                                      ----------     ----------   ----------   ----------   ----------   ----------   ----------
  Income from operations before
    income taxes.....................     28,725         31,018       43,639       42,213       31,703       19,985        8,542
  Provision for income taxes.........     12,416         13,408       18,387       17,204       12,027        7,072        3,215
                                      ----------     ----------   ----------   ----------   ----------   ----------   ----------
  Net income.........................    $16,309        $17,610      $25,252      $25,009      $19,676      $12,913       $5,327
                                      ==========     ==========   ==========   ==========   ==========   ==========   ==========
  Earnings per share:
    Primary(3).......................       $.71           $.76        $1.09        $1.09         $.87         $.63         $.29
    Fully diluted....................                                                                           .59          .28
  Dividends per share................       .090           .077         .106         .075         .058         .049         .047
  Weighted average Common Shares
    outstanding:
    Primary.......................... 23,037,580(4)  23,156,263   23,127,486   22,886,877   22,677,034   20,674,152   18,460,401
    Fully diluted....................                                                                    22,449,755   22,310,802
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital....................   $288,025       $235,065     $224,840     $131,438      $85,132      $70,781      $69,325
  Total assets.......................    584,578        500,747      559,110      327,415      220,039      171,860      150,871
  Long-term debt.....................    213,587        181,953      164,447       56,318       22,272       21,328       44,717
  Shareholders' equity...............    165,173        143,316      150,693      126,415      102,740       84,117       57,455
OTHER DATA:
  EBITDA(5)..........................     52,092         42,902       60,946       49,909       36,653       25,707       16,520
  Depreciation and amortization......     10,041          6,679        8,998        6,230        5,264        4,646        4,127
  Capital expenditures...............     10,634         15,269       21,004       11,326        7,626        4,160        5,110

---------------

(1) Results for the nine months ended December 31, 1996 include Pioneer Maryland under the equity method of accounting prior to the acquisition of the remaining 50% of Pioneer Maryland on November 30, 1995. If Pioneer Maryland's results were included on a consolidated basis for the full nine months ended December 31, 1995, net sales, operating income, interest expense, net income and earnings per share would have been $943,343,000, $39,827,000, $9,087,000, $17,062,000 and $.74, respectively.

(2) Results for the fiscal year ended March 31, 1996 include Pioneer Maryland under the equity method of accounting prior to the acquisition of the remaining 50% of Pioneer Maryland on November 30, 1995. If Pioneer Maryland's results were included on a consolidated basis for the full fiscal year ended March 31, 1996, net sales, operating income, interest expense, net income and earnings per share would have been $1,325,047,000, $55,552,000, $12,191,000, $24,704,000, and $1.07, respectively.

(3) Included in the results for the fiscal year ended March 31, 1996 and the nine months ended December 31, 1995 is an after-tax non-recurring discontinuance charge of $.11 per share recorded by Pioneer Maryland to conform to the Company's accounting methods.

(4) Does not include the 5,000,000 Common Shares issued pursuant to the Trust which are not deemed outstanding for purposes of calculating earnings per share under generally accepted accounting principles until payment is received for the Common Shares over the 15-year term of the Trust. See "Description of Capital Stock -- Share Subscription Agreement and Trust" in the accompanying Prospectus.

(5) Excludes equity in earnings (loss) of 50% owned company. "EBITDA" is defined as income before income taxes, equity in earnings of affiliate, plus depreciation and amortization, and interest expense. EBITDA is presented solely as a supplement to the other information provided above. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

     The following table sets forth, for the quarterly periods indicated, the high and low sales prices per share for the Common Shares, as reported on the Nasdaq National Market, and the cash dividends paid on the Common Shares.

                                                                            DIVIDENDS PAID
                                                        HIGH       LOW        PER SHARE
                                                       ------     -----     --------------
        FISCAL 1995
        First Quarter................................  $12.45     $9.67         $ .015
        Second Quarter...............................   12.67      9.17           .020
        Third Quarter................................   13.17      9.50           .020
        Fourth Quarter...............................   13.17     10.67           .020

        FISCAL 1996
        First Quarter................................   17.83     11.67           .023
        Second Quarter...............................   19.25     14.67           .023
        Third Quarter................................   17.75     12.75           .030
        Fourth Quarter...............................   15.75     10.75           .030

        FISCAL 1997
        First Quarter................................   16.50     12.50           .030
        Second Quarter...............................   14.25     11.00           .030
        Third Quarter................................   13.75     10.25           .030
        Fourth Quarter (through February 13, 1997)...   15.63     12.75           .030

     On February 13, 1997, the last sale price of the Common Shares as reported by the Nasdaq National Market was $15.25 per share. As of February 11, 1997, there were approximately 2,737 holders of record of the Common Shares.

     Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are August 1, November 1, February 1 and May 1. The payment of cash dividends by the Company has been and will continue to be at the discretion of the Board of Directors and will depend on numerous factors, including the cash flow of the Company, its financial condition, capital requirements, restrictions imposed by financing arrangements and such other factors as the Board of Directors deems relevant.

     On July 25, 1995, the Company declared a three-for-two split of Common Shares in the form of a 50% share dividend. Also at that time, the quarterly cash dividend was increased from 3.5 cents per share to 4.5 cents per share on a pre-split basis, or to 3 cents per share on a post-split basis, for a 29% increase.

     The Company maintains a Dividend Reinvestment Plan whereby cash dividends, and a maximum of an additional $5,000 per month, may be invested in the Company's Common Shares at no commission cost.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

  THREE MONTHS ENDED DECEMBER 31, 1996 COMPARED WITH THE THREE MONTHS ENDED DECEMBER 31, 1995

     Net sales for the three-month period ended December 31, 1996 of $384.4 million increased 46% over sales of the prior year three-month period of $263.9 million. The current quarter sales include the sales of Pioneer Maryland, the Company's former 50%-owned affiliate which Pioneer acquired in November, 1995. Including the former affiliate's sales on a pro forma basis for the prior year period, net sales increased to $384.4 million from $324.0 million a year ago, or a 19% increase. Semiconductor products accounted for 42% of the Company's sales in the current quarter, compared with 36% a year ago. Computer systems products were 39% of sales in 1996 versus 42% last year. Passive and electromechanical products were 16% of the Company's business in 1996 compared with 19% a year earlier. Miscellaneous products accounted for 3% of the Company's business in both 1996 and 1995.

     Cost of goods sold increased 48% compared with the prior year quarter, resulting in a gross margin of 16.9% in the current quarter compared with 18.0% a year ago. A shift in product mix, particularly with respect to a higher volume of lower gross margin products within the semiconductor line, such as microprocessors, was a principal factor impacting current year margins. Typically, semiconductor products have the highest gross margin percentage of the three product categories, but the increased sales of high volume, low margin products, such as microprocessors in the semiconductor category, rank the gross margin percentage of semiconductors below the other two product categories. Passives had the highest gross margin percentage.

     Warehouse, selling and administrative expenses of $50.7 million increased by 39% over the $36.5 million incurred during the prior year three-month period. This resulted in a ratio of these expenses to sales of 13.2% for the current quarter compared with 13.8% a year ago, reflecting expense controls and efficiencies.

     The operating profit resulting from the activity described above of $14.2 million, or 3.7% of sales, in the current period rose by 28% compared with $11.1 million, or 4.2% of sales a year ago.

     Interest expense was $4.8 million in the current quarter compared with $2.1 million a year ago. The higher interest expense is due to increased debt incurred in connection with the purchase of the Company's former 50%-owned affiliate and to fund working capital needs to support ongoing growth needs of the business.

     The consolidated statement of income for the three-month period of the current year includes the operating results of Pioneer Maryland, whereas results for the same period in 1995 included a net loss of $1.1 million, representing the Company's 50% equity interest in Pioneer Maryland's net loss for the two months ended in November and the consolidated operating results for December. The net loss for Pioneer Maryland for the two-month period in 1995 included an after-tax non-recurring discontinuance charge of $2.4 million recorded by Pioneer Maryland to conform to the Company's methods of accounting.

     The effective tax rate for the current year three-month period was 40.3% compared with 48.5% for the same period a year ago. In the prior year, the equity in the net loss of the Company's former 50%-owned affiliate of $1.1 million was included in pre-tax income in accordance with the equity basis of accounting. This is the primary factor causing the difference in the effective tax rates for the two periods.

     Primarily as a result of the factors above, the Company's net income for the three-month period ending December 31, 1996 of $5.6 million was $1.5 million greater than the $4.1 million earned a year earlier.

  NINE MONTHS ENDED DECEMBER 31, 1996 COMPARED WITH THE NINE MONTHS ENDED DECEMBER 31, 1995

     Net sales for the nine-month period ended December 31, 1996 of $1,117.2 million were 54% greater than sales of the prior year nine-month period of $723.6 million. The current nine-month sales include the sales of Pioneer Maryland, the Company's former 50%-owned affiliate, which Pioneer acquired in November, 1995. Including the former affiliate's sales on a pro forma basis for the prior year period, net sales increased to $1,117.2 million from $943.3 million a year ago, or an 18% increase. During the first nine months of 1996, semiconductor products accounted for 42% of the Company's sales compared with 35% in the prior year. Computer systems products accounted for 38% of the Company's sales in 1996 and 40% in 1995. Passive and electromechanical products accounted for 17% of the Company's sales in 1996 and 22% of sales in 1995. Miscellaneous products accounted for 3% of sales in both 1996 and 1995.

     The percentage increase in cost of goods sold of 58% resulted in a gross margin of 17.2% in the first nine months of the current year compared with 18.9% a year ago. A shift in product mix, particularly with respect to a higher volume of lower gross margin products within the semiconductor line was the principal factor impacting current year margins. Typically, semiconductor products have the highest gross margin percentage of the three product categories, but the increased sales of high volume, low margin products, such as microprocessors in the semiconductor category, rank the gross margin percentage of semiconductors below the other two product categories. Passives had the highest gross margin percentage.

     Warehouse, selling and administrative expenses of $150.3 million increased by 50% as compared with the $100.3 million incurred during the prior year nine-month period. This resulted in a ratio of these expenses to sales of 13.5% for the current nine months compared with 13.9% a year ago, reflecting expense controls and efficiencies.

     The operating profit resulting from the activity described above of $42.1 million in 1996 or 3.8% of sales rose by 16% compared with $36.2 million or 5.0% of sales a year ago.

     Interest expense was $13.3 million in the current nine-month period compared with $5.0 million a year ago. The higher interest expense is due to increased debt resulting from the purchase of the Company's former 50%-owned affiliate and to fund working capital needs to support ongoing growth needs of the business.

     The consolidated statement of income for the nine-month period of the current year includes the operating results of Pioneer Maryland, whereas the same period in 1995 included a net loss of $1.1 million, representing the Company's 50% equity interest in Pioneer Maryland's net loss for the eight months through November, and the consolidated operating results for December. The net loss for Pioneer Maryland for the eight-month period in 1995 included an after-tax non-recurring discontinuance charge of $2.4 million recorded by Pioneer Maryland to conform to the Company's methods of accounting.

     The effective tax rate was 43.2% in both nine-month periods.

     Primarily as a result of the factors noted above, the Company's net income for the nine-month period ending December 31, 1996 of $16.3 million was $1.3 million lower than the $17.6 million earned a year ago.

  FISCAL 1996 COMPARED TO FISCAL 1995 AND FISCAL 1994

     Sales. Fiscal 1996 was the tenth consecutive year of record sales and the 24th year in the 25 years the Company has been public that sales increased. Sales for fiscal 1996 were $1,105.3 million, up 33% from $832.2 million in 1995. The Company's sales, excluding Pioneer Maryland, increased 17% and, including the four month contribution of Pioneer Maryland, sales increased 33%.

     Pro Forma Effects of Acquisition. On November 30, 1995, the Company acquired the remaining 50% of Pioneer Maryland for $50 million in cash. The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Pioneer Maryland as if the acquisition had occurred at the beginning of fiscal 1996 and fiscal 1995, respectively, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. Included in the 1996 results is an after-tax non-recurring discontinuance charge of $2,450,000 ($.11 per share) recorded by Pioneer Maryland to conform to the Company's methods of accounting.

                                                      1996               1995
                                                 --------------     --------------
               Net sales.....................    $1,325,047,000     $1,200,252,000
               Net income....................        24,704,000         27,741,000
               Earnings per share............              1.07               1.21

     Product Line Sales. The Company distributes a broad range of electronics components and computer products manufactured by others. These products are classified into three broad categories: semiconductors, computer system products and passive and electromechanical components.

     All three of the Company's major product categories added to sales growth in fiscal 1996. Semiconductor products accounted for 38% of sales, compared with 37% and 41% in 1995 and 1994, respectively. Computer systems products comprised 40% of sales, compared with 38% in 1995 and 33% in 1994. Passive and electromechanical products were 20% of sales, as compared with 22% in 1995 and 24% in 1994. Miscellaneous products accounted for 2% of sales in 1996, 3% in 1995 and 2% in 1994.

     Gross Margins. The 1996 gross margin was 18.3% compared with 18.6% in 1995 and 19.8% in 1994. Product line shifts have been a factor in the change between gross margin percents. The difference in gross margin percent between 1995 and 1994 is attributable to increased sales volume of microprocessors. While microprocessors earn a relatively low gross profit margin, they are marketed through an efficient low cost sales channel.

     Historically, semiconductor products have had the highest gross margin of the three product lines, but the addition of microprocessor sales in the semiconductor category ranks semiconductors behind passive and electromechanical products. Computer system products have the lowest gross margin and had the highest line item value in 1996 while passive and electromechanical products had the lowest. The gross margin percent of the semiconductor products was below the other two categories in 1995 and 1994 primarily due to the effect of the increased microprocessor sales.

     Operating Efficiencies. Warehouse, selling and administrative expenses in 1996 were 13.6% of sales, compared with 13.4% in 1995 and 14.4% in 1994. The slightly increased rate of operating expenses as a percent of sales in 1996 is in part a reflection of the Company's investment in various programs to foster growth and improve value added offerings and customer service and satisfaction. The improvements since 1994 reflect to some extent the leveraging of expenses on greater sales volume, and to a larger extent the many efficiencies realized through FutureStart(SM), the Company's total quality management initiative. In addition, operating expenses in all three years included outlays for geographic expansion of sales operations.

     The resulting operating profit amounted to $51.9 million, up 19% from $43.7 million in 1995, which was 39% greater than $31.4 million of 1994. Operating profit amounted to 4.7% of net sales in 1996, compared with 5.2% in 1995 and 5.4% in 1994.

     On a weighted basis, after giving effect to the acquisition of the remaining 50% of Pioneer Maryland, sales per employee were $671,000. Sales per employee have reflected an average annual efficiency gain of approximately 12% over the past five years. Turns on annual average inventory were 5.4 in 1996,
6.5 in 1995 and 6.1 in 1994. Pioneer-Standard's inventory turn has ranked at the top of the industry's averages.

     Interest Expense. Interest expense totaled $8.1 million in 1996, $4.0 million in 1995 and $2.7 million in 1994. Total interest-bearing debt increased by $122.0 million during 1996 due principally to the additional indebtedness associated with funding the $50 million cash acquisition of the remaining 50% of Pioneer Maryland and assumption of its debt, which was refinanced. In addition, the increased interest expense in 1996 reflects working capital needs stemming from increased sales volume and increased capital expenditures.

     Interest expense in fiscal 1995 also increased over the prior year amount. Total interest bearing debt in 1995 increased by $38.9 million from 1994 primarily due to the working capital needs arising from increased sales volume coupled with the cash investment in the Canadian business and to an increased level of capital expenditures.

     Equity Interest. The equity interest in the net income of Pioneer Maryland resulted in a loss of $173 thousand during 1996, compared to net income of $2.5 million in 1995 and $3.0 million in 1994. The amounts above include Pioneer Maryland's net income, and in 1996 include the Company's 50% share for only the first eight months prior to the acquisition of the remaining 50% of Pioneer Maryland, on November 30, 1995. The $173 thousand loss includes the Company's 50% share of non-recurring discontinuance costs of $1.2 million after tax, or 5 cents per share. Notwithstanding this one-time charge, effects of the acquisition were approximately neutral to earnings in the final four months of the year, and it is expected to have a positive effect on earnings in fiscal 1997.

     Pioneer Maryland's sales for fiscal 1996 were $350.6 million, compared with $368.1 million in 1995 and $422.0 million in 1994. Lower 1996 net sales reflected reduced microprocessor sales which earn a relatively low gross profit margin. However, Pioneer Maryland's traditional business sales volume, excluding microprocessors, actually increased over the prior year. In both 1996 and 1995 microprocessor sales were reduced from a substantial build up in 1993 and 1994.

     Taxes. The effective tax rate was 42.1% in 1996, compared to 40.8% in 1995 and 37.9% in 1994. The 1996 and 1995 tax rate increases were due to decreases in the equity income amounts of Pioneer Maryland relative to the Company's total net income, coupled with higher effective state tax rates and the unrecognized tax benefit associated with the operating losses of the Canadian subsidiary.

     Net Income. Despite the impact of non-recurring acquisition discontinuance costs and other factors outlined above, fiscal 1996 net income increased 1% to a new record high of $25.3 million, compared with $25.0 million in 1995 which was up 27% from $19.7 million in 1994.

     Earnings per share of $1.09 in 1996 matched the year ago record of $1.09, compared with 87 cents per share in 1994. Per share amounts have been adjusted to reflect a 3-for-2 split of the Company's Common Shares effective September 6, 1995.

     Risk Control. Systems are in place providing for continuous measurement and evaluation of foreign exchange exposures so that timely action can be taken when considered desirable. Reducing exposure to foreign currency fluctuations is an integral part of the Company's risk management program. Financial instruments in the form of forward exchange contracts are employed as one of the methods to reduce such risk. The Company does not enter into financial instruments for trading or speculative purposes.

     The Company extends credit based on customers' financial conditions, and generally collateral is not required. Credit losses are provided for in the financial statements when collections are in doubt.

     Inflation has had little effect on the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

     On November 30, 1995, the Company acquired the remaining 50% interest of Pioneer Maryland for $50 million in cash and assumed its $30 million bank debt, which was subsequently refinanced. Intangible assets of $38.4 million arising from the transaction are being amortized over 40 years.

     The Company maintains a strong financial position and excellent liquidity. Current assets increased by $25.0 million and current liabilities decreased by $38.2 during the nine-month period ended December 31, 1996, resulting in an increase of $63.2 million in working capital. The decrease in liabilities is primarily attributable to a $26.8 million reduction in accounts payable levels reflecting timing differences and to a $21.0 million reduction of short-term bank borrowings. The current ratio was 2.4:1 at December 31, 1996 compared with 1.9:1 at year-end, March 31, 1996.

     On July 25, 1995, the Company declared a three-for-two split of Common Shares in the form of a 50% share dividend. Also at that time, reflecting sales and earnings progress, the quarterly cash dividend rate was increased from 3.5 cents per share to 4.5 cents per share on a pre-split basis, or to 3 cents per share on a post-split basis, for a 29% increase. This marks the 8th consecutive year of a dividend increase and the 21st increase in the 25 years the Company has been publicly traded.

     The Company continued investing in programs to stimulate and support future growth. Capital expenditures were $21 million in 1996, $11.3 million in 1995, and $7.6 million in 1994. The increased spending in 1996 and 1995 is largely related to ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes as well as investments in value added and warehousing operations, and this will be true as well in 1997. Management estimates that capital expenditures for the current fiscal year will approximate $15 million ($10.6 million was expended in the first nine months of the current year). The increase in 1996 and significant spending during 1997 reflect, in part, investments in the Company's continuing business process redesign efforts. In addition, amounts expended will enable the Company's technology toolset migration to a new, state-of-the art software platform to support growth and flexibility requirements.

     In order to finance the purchase of the remaining 50% of Pioneer Maryland and to meet near-term cash needs, the Company entered into a new credit agreement dated November 29, 1995, with five banks providing up to an aggregate of $200 million of unsecured borrowings on a revolving credit basis for two years. On August 12, 1996, the Company completed a public offering of the Notes. The indenture under which the Notes were issued limits (i) the creation of liens, (ii) sale and leaseback transactions, (iii) consolidations, mergers and transfers of all or substantially all of the Company's assets, and (iv) indebtedness of the Company's restricted subsidiaries. These limitations are subject to a number of important qualifications and exceptions. In addition, the Notes are subject to mandatory purchase by the Company at the option of the holders in the event of a change of control of the Company. The indebtedness evidenced by the Notes rank pari passu in right of payment with all other unsubordinated indebtedness of the Company. See "Description of Certain Indebtedness -- 8 1/2% Senior Notes Due 2006."

     Net proceeds from the sale of the Notes were applied to the repayment of a portion of the borrowings under the Company's revolving credit facility. The remainder of the revolving credit facility was repaid with the proceeds of borrowings under a new revolving credit facility with four banks effective August 12, 1996. The new revolving credit facility of $125 million has an initial term of three years and replaces the former $200 million facility which was due to expire in 1997. In addition, on an annual basis, the new facility may be extended for a three-year period upon the Company's request, with the consent of all members of the bank group. All or any portion of the outstanding loans may be prepaid at any one time and the commitments may be terminated, in whole or in part, at the Company's option with no prepayment penalty. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. There is a commitment fee on the unborrowed amount. The terms of the credit facility provide for, among other things, restrictions regarding minimum working capital requirements, limitations on other borrowings and capital expenditures and the maintenance of certain financial ratios. As of December 31, 1996, borrowings under the new facility totaled $55 million. See "Description of Certain Indebtedness -- Revolving Credit Facility."

     Effective July 2, 1996, the Company entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee, pursuant to which the Trustee subscribed for 5,000,000 Common Shares of the Company which will be paid for over the 15 year term of the Trust. The proceeds from the sale of the Common Shares will be used to fund Company obligations under various employee benefit plans, to pay cash bonuses and other similar employee related Company obligations. Under Ohio law, the subscribed for Common Shares are deemed to be issued and outstanding for voting and dividend purposes, but will not be fully paid and nonassessable until payment for such Common Shares is received as provided in the Trust. According to generally accepted accounting principles, none of the 5,000,000 Common Shares will be deemed outstanding for purposes of calculating earnings per share until payment is received for the Common Shares as provided in the Trust.

     In addition to the revolving credit line, unsecured short-term lines of credit are available whereby a maximum of $40 million may be borrowed to meet short-term fluctuations in cash needs. At December 31, 1996, the Company had no outstanding borrowings under these short-term lines leaving $40 million available for use. During the first nine months of the current year, total interest-bearing debt increased by $28.1 million. The increase in debt is attributable to funding working capital requirements and capital expenditures. The ratio of interest-bearing debt to capitalization was 57% at December 31, 1996 compared with 56% at March 31, 1996.

     The Company believes that cash generated from operations and amounts available under its lines of credit are presently sufficient to fund its working capital and capital expenditure requirements.

                                  THE COMPANY

GENERAL

     The Company is a leading distributor of a broad range of industrial and end-user electronic components and computer systems products to customers located principally in the United States and Canada. The Company's customers include original equipment manufacturers, value-added resellers, research laboratories, government agencies and other manufacturing and non-manufacturing organizations.

     The Company distributes its products to customers from strategic locations throughout the United States and Canada. The 106,000 square foot Corporate Distribution Center near Cleveland, Ohio serves as the hub of the distribution process.

PRODUCTS

     The products distributed by the Company are classified into three broad categories as follows:

     Semiconductors. Semiconductor products are active products, which control or effect a change in electrical signals. Semiconductor products are the building blocks of computer chips and include microprocessors, memory devices, programmable logic devices and analog and digital integrated circuits. The Company's semiconductor products suppliers include Actel, Analog Devices, Atmel, Cirrus Logic, Digital Semiconductors, Intel, Microchip Technology, Micron Technology, National Semiconductor, Siemens and SGS-Thomson. Recent additions to and expansions of the Company's list of semiconductor suppliers include Integrated Silicon Solution, Lucent Technologies, Temic and Celistica. Semiconductor products accounted for approximately $420 million, or 38%, of net sales in fiscal 1996 and $466 million, or 42%, of net sales for the nine month period ended December 31, 1996.

     Computer Systems Products. The Company distributes a wide spectrum of computer systems products, including high-end platform and mid-range computer systems, storage subsystems, software services, servers, personal computers, display terminals and networking products. The Company's computer systems suppliers include Digital Equipment, Intel, Oracle and Tatung. Recent additions to the list of suppliers include Cisco Systems, IBM, Network General, RadiSys and 3Com. Computer systems products accounted for approximately $442 million, or 40%, of net sales in fiscal 1996 and $425 million, or 38%, of net sales for the nine month period ended December 31, 1996.

     Passive and Electromechanical Products. Passive products are devices that move or use an electrical signal, such as a connector or an LED display. Passive and electromechanical products include capacitors, connectors, resistors, potentiometers, switches and power conditioning equipment. The Company's passive and electromechanical products suppliers include Astec Standard Power, Bourns, Kemet Electronics, Molex, Murata, Opto 22, Optrex America, Power-One and Thomas & Betts. Passive and electromechanical products accounted for approximately $221 million, or 20%, of net sales in fiscal 1996 and $193 million, or 17%, of net sales for the nine month period ended December 31, 1996.

     The majority of the products sold by the Company are purchased pursuant to distributor agreements which generally provide the Company with certain inventory return privileges. The distributor agreements generally also provide the Company certain protections from product obsolescence and price erosion.

     The Company regularly reviews the products offered by its existing suppliers as well as products available through new suppliers to assure that its product line has sufficient variety and availability to meet the requirements of its existing customers and to attract new customers. The Company emphasizes product quality, product and supplier name recognition, breadth of product line and pricing considerations.

VALUE-ADDED SERVICES

     As an important part of its strategy, the Company offers its customers a broad selection of value-added services together with its distributed products. Such services include the following:

     Inventory Management. The Company offers its customers a computerized inventory management program, referred to as RSVP (Replenishment Services Via Pioneer). Customers who contract for RSVP are provided with bar codes and a personal computer, and are able to process and transmit orders through a computer modem instantly to the Company. Under RSVP, customers' forecasts of product requirements are sent electronically to the Company, which automatically reserves the required inventory. As customers' purchase orders are received, the appropriate products are transferred out of "reserved" status and are shipped to customers. As a result, RSVP enhances the Company's ability to provide its customers with just-in-time inventory and helps customers reduce their overall product acquisition costs.

     Systems Integration. The Company provides systems integration services to its customers, including assigning project managers to oversee the entire implementation of a system and technically trained account managers and account executives to provide on-going support and consulting services. IBM recently named the Company as its first Authorized Assembler under a new program for IBM's RS/6000(TM) mid-range computer systems.

     Just-in-time Kitting/Turnkey Assembly. The Company offers custom-tailored just-in-time kitting services to its customers. In performing this service, the Company purchases the necessary components, stores them in its ISO 9002 certified warehouses and packages them in convenient bundles for shipment to customers or contract manufacturers. These services particularly benefit customers lacking in-house kitting capabilities and customers with more complex kitting requirements. The Company also provides turnkey assembly, which involves supplying customers with complete sub-assemblies or finished products built to customers' engineering specifications ready for immediate use. The Company is involved in the entire process, including design review, engineering and production analysis, purchasing of all parts and materials, outsourced manufacturing, packaging and delivery.

     Memory and Logic Device Programming. The Company offers its customers memory programming as an add-on service with its programmable chip devices, which devices include EPROM (electrically programmable read only memory), EPLD (erasable programmable logic devices) and PAL (programmable array logic devices). Device programming is performed by the Company's programmers, who work from permanent master chips supplied by customers. This method of programming saves customers time and unnecessary administrative and handling expenses.

     Connector and Cable Assembly. The Company's cable assembly center provides customers with a wide variety of connectors and cables made to customers' precise specifications. The Company has the capability to fill orders of all sizes, from large volume orders to requests for a few prototypes. Prototypes typically are delivered within 24 to 48 hours. The Company also provides installation services and technical expertise, which can lower customers' overall product acquisition costs.

     Power Products Integration. The Company offers power supplies and complete design and engineering services in support of customers' power integration needs.

     Solutions Implementation. Through its Solutions Implementation Group, the Company offers customers resource planning, supply management and solutions services. The Solutions Implementation Group helps customers address issues relating to operations, marketing, systems and data architecture, and profitability.

     Enterprise Networking Solutions. The Company offers customers network expertise through its Enterprise Networking Solutions Group, which is a field-based, highly-skilled network integration team assembled by the Company to address customers' long-term enterprise networking needs. The Company's Enterprise Networking Solutions Group delivers networking solutions to customers, which the Company believes match their long range business plans, and improve decision support and overall productivity.

SALES AND TECHNICAL SUPPORT

     The Company has more than 1,000 sales personnel, sales support personnel and technical experts at over 50 locations throughout North America who work closely together to provide customers with individualized services and solutions. Sales personnel are trained by the Company to become familiar with the Company's products and services and the quality standards of the Company and its suppliers. Additionally, the Company's sales personnel are provided with regular training on a quarterly and annual basis to assure that sales personnel maintain current knowledge and expertise on the Company's constantly changing product lines. Generally, some or all of each sales person's compensation is based on the amount of sales generated by the individual. The Company believes it has had low turnover of its sales personnel relative to the industry due to its attractive work environment and successful compensation structure.

     Highly qualified technical experts support the Company's many value-added services. The Company believes it has one of the highest ratios of technical to sales personnel in the industry. Management believes that this team concept, which involves the cooperative efforts of sales and technical personnel, has enabled the Company to build strong relationships with its customers and provides it with a distinct advantage in obtaining new customers.

DISTRIBUTION

     The Company distributes its products to customers from strategic locations throughout the United States and Canada. The 106,000 square foot Corporate Distribution Center near Cleveland, Ohio, serves as the hub of the distribution process. All of the locations are computer linked and exchange information by computer network and/or modem. Requests are sent electronically and are received at the Corporate Distribution Center where products are then shipped to the customer. The Company provides its customers with same-day shipment of substantially all orders received by 3:00 p.m. An efficient distribution system is important to the Company's strategy to achieve growth and improve its competitive position. The Company maintains inventory levels appropriate to its customers' needs and has systems designed to minimize excess inventory and related carrying costs.

QUALITY CONTROL

     FutureStart, the Company's total quality management initiative, plays a strategic role in the Company's continued progress. FutureStart is designed to effect process improvements and process redesigns that enable employees to increase productivity, improve customer satisfaction and exercise creativity in implementing operational efficiencies important to preserving margins in a competitive environment.

     The Company is ISO 9002 certified for a number of its facilities, processes and services and is seeking additional certifications. ISO certification is required by several of the Company's customers, including customers who select distributors whose certifications satisfy their own quality control requirements. The Company believes continued achievement of ISO 9002 certification is important to maintain and improve its position as a leading distributor in North America and to position itself to enter international markets.

RECENT ACQUISITIONS

     In 1994, the Company purchased certain assets and assumed certain liabilities of United Westburne Inc.'s Zentronics Division, which the Company believes is one of the largest distributors of electronic components and computer products in Canada. Similarly, on November 30, 1995, the Company acquired the remaining 50% of Pioneer Maryland, which distributes electronic components and computer products and provides technical support through 11 locations in the United States. The acquisition of the remaining 50% of Pioneer Maryland expanded the Company's product base and service offerings and improved the Company's geographic position and its ability to service its customers effectively and efficiently. Specific benefits include the following:

     Cost Savings. These savings resulted primarily from the elimination of duplicative administrative functions. The Company estimates that cost savings from overhead reductions and operational improvements associated with the Pioneer Maryland acquisition will result in pre-tax savings of approximately $4.5 million in fiscal 1997.

     Operational Improvements. The acquisition is producing increased efficiencies and effectiveness from combined asset management and logistic services, including higher utilization of Pioneer-Standard's state-of-the-art Corporate Distribution Center.

     Process Improvements. The acquisition is allowing the Company to extend operating performance gains from FutureStart, its total quality management initiative, to Pioneer Maryland's locations.

     Earnings and Cash Flow Stability. The acquisition is enabling Pioneer-Standard's management to make operational decisions to improve the earnings and cash flow from Pioneer Maryland's operations.

BUSINESS STRATEGIES

     Fiscal 1996 was the tenth consecutive year of record sales and the 24th year in the 25 full fiscal years the Company has been public in which sales have increased. The Company's business strategy has resulted in average annual compound growth rates between fiscal years 1992 and 1996 of 32.2% and 39.2% for sales and earnings per share, respectively. The Company believes that its growth has benefited from substantial increases in sales in North America of industrial electronic components and the percentage of such products sold through distributors, as well as from an increase in the Company's share of the industrial electronics components distribution market.

     The Company employs a number of strategies to maintain and enhance its growth and profitability, including:

     Expanded Market Coverage and Acquisitions. The Company plans to expand its extensive North American coverage primarily through internal growth, focusing on providing additional value-added services to its customers. The Company's strategy to gain entry into new markets includes pursuing acquisitions and, where appropriate, joint ventures. In recent years, the Company has utilized acquisitions as a means to achieve economies of scale and capitalize on consolidation opportunities. In 1994, the Company purchased United Westburne Inc.'s Zentronics Division, which the Company believes is one of the largest distributors of electronic components and computer products in Canada. Additionally, on November 30, 1995, the Company acquired the remaining 50% of Pioneer Maryland, which distributes electronic components and computer products and provides technical support through 11 locations in the United States. These acquisitions expanded the Company's product base and service offerings and improved the Company's geographic coverage and its ability to service its customers effectively and efficiently. Significant benefits include cost savings from overhead reductions and operational improvements. The Company estimates that the Pioneer Maryland acquisition will result in pre-tax savings of approximately $4.5 million in fiscal 1997.

     Enhanced Breadth of Product Lines. Over the years, the Company has established strong relationships with many leading electronic components suppliers. The Company continues to add new suppliers of state-of-the-art technologies, such as Cisco Systems, IBM and Lucent Technologies, to further strengthen its core business of semiconductors, computer systems products and passive and electromechanical products. The acquisition of the remaining 50% of Pioneer Maryland in November 1995 has enabled the Company to accelerate the process of expanding its product line.

     Innovation in Value-added Services. The Company is continuing to expand its value-added services to provide more complete solutions for customers who are increasingly seeking to outsource non-core functions. The Company develops and offers innovative value-added services to enable its customers to reduce costs and deliver their products to market faster. The Company believes it is well positioned to leverage its substantial purchasing and distribution strengths by providing value-added services emphasizing the Company's logistics, marketing and on-line information expertise. The Company utilizes its strong sales and technical organization, efficient and effective distribution system, including same-day shipment of substantially all orders, and attention to quality control to strengthen the effectiveness and marketability of its value-added services.

     Continued Realization of Operating Efficiencies. The Company is focused on further improving operating efficiencies through continued cost reduction initiatives and economies of scale. In the nine months ended December 31, 1996, as compared to the comparable period from the previous year, the Company's operating expenses as a percentage of sales improved to 13.5% from 13.9%.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

     As of August 12, 1996, the Company entered into a revolving credit facility (the "Revolving Credit Facility") with National City Bank, Cleveland, Ohio ("NCB") and other lending banks. The Revolving Credit Facility provides that NCB will act as agent and, with the other lenders in the bank syndicate, provide the Company with loans of up to $125 million on a revolving credit basis. The Revolving Credit Facility has an initial term of up to three years which, with the consent of the bank syndicate, may be annually extended for additional one-year terms upon the Company's request. The interest rate available to the Company is, at its option, (i) a rate per annum equal to NCB's base rate, (ii) a rate per annum ranging from LIBOR plus .625% to LIBOR plus 1.37% depending on the Company's performance with respect to certain financial tests or (iii) a rate per annum ranging from the CD Rate plus .75% to the CD Rate plus 1.5% depending on the Company's performance with respect to certain financial tests. Advances under the Revolving Credit Facility will be conditioned upon the absence of any defaults under the Revolving Credit Facility and other customary conditions.

     The Revolving Credit Facility contains customary restrictive covenants imposing limitations on the Company and its subsidiaries with respect to, among other things, incurring future indebtedness or liens, acquiring or conveying certain assets, changing the nature of the Company's business or failing to satisfy certain financial tests or maintain certain financial ratios on a consolidated basis with respect to minimum consolidated tangible net worth, working capital, current ratio, fixed charge coverage ratio, maximum leverage ratio and capital expenditures.

8 1/2% SENIOR NOTES DUE 2006

     On August 7, 1996, the Company issued $150 million of 8 1/2% Senior Notes due 2006 (the "Notes") under an indenture agreement (the "Indenture"), dated as of August 1, 1996, between the Company and StarBank, N.A. Interest on the Notes, accruing from August 12, 1996, is payable at 8 1/2% per annum, subject to certain adjustments as provided for in the Indenture, on February 1 and August 1 of each year beginning February 1, 1997. The indebtedness evidenced by the Notes ranks pari passu in right of payment with all other unsubordinated indebtedness of the Company. The Notes were issued only in fully registered form, without coupons, are not redeemable prior to maturity and are subject to defeasance and discharge and defeasance of certain covenants and certain events of default. Interest on the Notes may be subject to an increase to 9 1/2% under certain circumstances. This description of the Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the Trust Indenture Act of 1939 and the provisions of the Notes and the Indenture. The foregoing summary of the Notes should be read in conjunction with the description of the Notes and the Indenture under "Description of Debt Securities" in the accompanying Prospectus.

                                  UNDERWRITING

     Under the terms and subject to the conditions set forth in the underwriting agreement dated the date hereof (the "Underwriting Agreement") among the Company and each of the Underwriters named below (the "Underwriters"), each of the Underwriters has severally agreed to purchase, and the Company has agreed to sell, the respective number of Common Shares set forth opposite its name below:

                                                                                   NUMBER OF
                                  UNDERWRITER                                       SHARES
--------------------------------------------------------------------------------  -----------
Lazard Freres & Co. LLC.........................................................
Cleary Gull Reiland & McDevitt Inc. ............................................
McDonald & Company Securities, Inc..............................................
                                                                                    ---------
          Total.................................................................    3,000,000
                                                                                    =========

     The Company, certain of the Company's executive officers and directors, and Wachovia Bank of North Carolina, N.A., as Trustee of the Trust, have been requested to enter into lockup agreements providing that they will not, without the prior written consent of Lazard Freres & Co. LLC, offer, sell or otherwise dispose of any shares of capital stock of the Company for a period of 90 days after the date of this Prospectus Supplement, subject to certain limited exceptions.

     The Underwriting Agreement provides that the several obligations of the Underwriters to pay for and accept delivery of the Common Shares offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all Common Shares (other than the shares covered by the over-allotment option) if any are purchased.

     The Company has been advised by Lazard Freres & Co. LLC that the several Underwriters propose initially to offer the Common Shares offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a
concession not in excess of $       per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $       per share to
other Underwriters or to certain other dealers. After the Offering, the public offering price and such concessions may be changed by the Underwriters.

     In addition, pursuant to the Underwriting Agreement, the Company has granted the Underwriters an option exercisable for 30 days from the date hereof, to purchase up to an additional 450,000 Common Shares to cover over-allotments, if any, at the public offering price less the underwriting discount and commissions set forth on the cover page of this Prospectus Supplement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act.

     Lazard Freres & Co. LLC has provided financial advice to the Company from time to time for which it received customary fees.

                           VALIDITY OF COMMON SHARES

     The validity of the Common Shares will be passed upon for the Company by Calfee, Halter & Griswold LLP, Cleveland, Ohio, and for the Underwriters by Sidley & Austin, Chicago, Illinois. William A. Papenbrock, Esq., a partner of Calfee, Halter & Griswold LLP, is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company at March 31, 1996 and 1995, and for each of the three years in the period ended March 31, 1996, included in this Prospectus Supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included herein. Such consolidated financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Audited Consolidated Financial Statements:
  Report of Independent Auditors......................................................   F-2
  Consolidated Balance Sheets as of March 31, 1996 and March 31, 1995.................   F-3
  Consolidated Statements of Income for each of the years in the three-year period ended
     March 31, 1996...................................................................   F-4
  Consolidated Statements of Shareholders' Equity for each of the three years in the
     three-year period ended March 31, 1996...........................................   F-5
  Consolidated Statements of Cash Flows for each of the years in the three-year period
     ended March 31, 1996.............................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
Unaudited Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1996 and March 31, 1996..............  F-14
  Consolidated Statements of Income for the Three and Nine Month Periods ended
     December 31, 1996 and December 31, 1995..........................................  F-15
  Consolidated Statements of Cash Flows for the Nine Months ended December 31, 1996 and December 31, 1995............................................................  F-16
  Notes to Unaudited Consolidated Financial Statements................................  F-17

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and the Board of Directors
Pioneer-Standard Electronics, Inc.

     We have audited the accompanying consolidated balance sheets of Pioneer-Standard Electronics, Inc. as of March 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. at March 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Cleveland, Ohio
May 1, 1996

                          CONSOLIDATED BALANCE SHEETS

                                                                             MARCH 31,
                                                                    ---------------------------
                                                                        1996           1995
                                                                    ------------   ------------
ASSETS
CURRENT ASSETS:
Cash..............................................................  $ 24,440,000   $  9,598,000
Accounts receivable, less allowance for doubtful accounts
  (1996 -- $6,982,000, 1995 -- $4,606,000)........................   189,296,000    133,987,000
Merchandise inventory.............................................   238,370,000    123,008,000
Prepaid expenses..................................................     2,922,000      1,623,000
Deferred income taxes.............................................    11,454,000      5,708,000
                                                                    ------------   ------------
     Total current assets.........................................   466,482,000    273,924,000
INVESTMENT AND OTHER ASSETS:
Investment in 50%-owned company...................................            --     16,963,000
Intangible assets.................................................    42,446,000      4,456,000
Other assets......................................................     1,503,000      1,143,000
PROPERTY AND EQUIPMENT, AT COST:
Land..............................................................     1,070,000      1,070,000
Buildings.........................................................    13,768,000     12,984,000
Furniture and equipment...........................................    62,276,000     39,166,000
Leasehold improvements............................................     6,910,000      2,176,000
                                                                    ------------   ------------
                                                                      84,024,000     55,396,000
Less accumulated depreciation and amortization....................    35,345,000     24,467,000
                                                                    ------------   ------------
     Net property and equipment...................................    48,679,000     30,929,000
                                                                    ------------   ------------
                                                                    $559,110,000   $327,415,000
                                                                    ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to banks............................................  $ 21,000,000   $  7,000,000
Accounts payable..................................................   184,946,000    106,905,000
Income taxes......................................................     1,654,000      3,946,000
Accrued salaries, wages and commissions...........................    13,017,000      8,593,000
Other accrued liabilities.........................................    18,154,000     13,086,000
Long-term debt due within one year................................     2,871,000      2,956,000
                                                                    ------------   ------------
     Total current liabilities....................................   241,642,000    142,486,000
LONG-TERM DEBT....................................................   164,447,000     56,318,000
DEFERRED INCOME TAXES.............................................     2,328,000      2,196,000
SHAREHOLDERS' EQUITY:
Common shares, without par value, $.30 stated value: authorized
  40,000,000 shares in 1996 and 1995; outstanding 22,498,510
  shares in 1996 and 22,374,219 shares in 1995....................     6,667,000      6,630,000
Capital in excess of stated value.................................    17,221,000     16,318,000
Retained earnings.................................................   126,506,000    103,646,000
Foreign currency translation adjustment...........................       299,000       (179,000)
                                                                    ------------   ------------
     Total shareholders' equity...................................   150,693,000    126,415,000
                                                                    ------------   ------------
                                                                    $559,110,000   $327,415,000
                                                                    ============   ============

See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEARS ENDED MARCH 31,
                                                     --------------------------------------------
                                                          1996            1995           1994
                                                     --------------   ------------   ------------
NET SALES..........................................  $1,105,281,000   $832,152,000   $580,757,000
Operating costs and expenses:
  Cost of goods sold...............................     902,629,000    677,171,000    465,614,000
  Warehouse, selling and administrative expenses...     150,704,000    111,302,000     83,754,000
                                                     --------------   ------------   ------------
                                                      1,053,333,000    788,473,000    549,368,000
                                                     --------------   ------------   ------------
Operating profit...................................      51,948,000     43,679,000     31,389,000
Equity in earnings (loss) of 50%-owned company.....        (173,000)     2,500,000      3,001,000
Interest expense...................................      (8,136,000)    (3,966,000)    (2,687,000)
                                                     --------------   ------------   ------------
Income from operations before income taxes.........      43,639,000     42,213,000     31,703,000
Provision for income taxes:
  Federal
     Current.......................................      16,779,000     14,517,000      9,946,000
     Deferred......................................      (2,304,000)    (1,107,000)      (574,000)
                                                     --------------   ------------   ------------
                                                         14,475,000     13,410,000      9,372,000
  State............................................       3,912,000      3,794,000      2,655,000
                                                     --------------   ------------   ------------
                                                         18,387,000     17,204,000     12,027,000
                                                     --------------   ------------   ------------
NET INCOME.........................................  $   25,252,000   $ 25,009,000   $ 19,676,000
                                                     ==============   ============   ============
INCOME PER COMMON SHARE:
  Primary and fully diluted........................  $         1.09   $       1.09   $        .87
                                                     ==============   ============   ============

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   YEARS ENDED MARCH 31, 1996, 1995 AND 1994

                                                                                   FOREIGN
                                  STATED VALUE     CAPITAL IN                     CURRENCY
                                    OF COMMON       EXCESS OF       RETAINED     TRANSLATION
                                     SHARES       STATED VALUE      EARNINGS     ADJUSTMENT       TOTAL
                                  -------------   -------------   ------------   -----------   ------------
BALANCE AT MARCH 31, 1993.......   $ 6,529,000     $ 15,665,000   $ 61,923,000                 $ 84,117,000
Net income......................                                    19,676,000                   19,676,000
Cash dividends ($.058 per
  share)........................                                    (1,274,000)                  (1,274,000)
Shares issued upon exercise of
  stock options.................        95,000          719,000                                     814,000
Tax benefit related to exercise
  of stock options..............                         21,000                                      21,000
Shares retired..................       (15,000)        (599,000)                                   (614,000)
                                    ----------      -----------   ------------    ----------   ------------
BALANCE AT MARCH 31, 1994.......     6,609,000       15,806,000     80,325,000                  102,740,000
Net income......................                                    25,009,000                   25,009,000
Cash dividends ($.075 per
  share)........................                                    (1,688,000)                  (1,688,000)
Shares issued upon exercise of
  stock options.................        21,000          388,000                                     409,000
Tax benefit related to exercise
  of stock options..............                        124,000                                     124,000
Foreign currency translation
  adjustment....................                                                  $ (179,000)      (179,000)
                                    ----------      -----------   ------------    ----------   ------------
BALANCE AT MARCH 31, 1995.......     6,630,000       16,318,000    103,646,000      (179,000)   126,415,000
Net income......................                                    25,252,000                   25,252,000
Cash dividends ($.106 per
  share)........................                                    (2,392,000)                  (2,392,000)
Shares issued upon exercise of
  stock options.................        37,000          693,000                                     730,000
Tax benefit related to exercise
  of stock options..............                        214,000                                     214,000
Cash in lieu of fractional
  shares for stock split........                         (4,000)                                     (4,000)
Foreign currency translation
  adjustment....................                                                     478,000        478,000
                                   -----------     ------------   ------------    ----------   ------------
BALANCE AT MARCH 31, 1996.......   $ 6,667,000     $ 17,221,000   $126,506,000    $  299,000   $150,693,000
                                   ===========     ============   ============    ==========   ============

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED MARCH 31,
                                                       ------------------------------------------
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................  $ 25,252,000   $ 25,009,000   $ 19,676,000
  Adjustments to reconcile net income to net cash
     (used) provided by operating activities:
     Depreciation and amortization...................     8,998,000      6,230,000      5,264,000
     Undistributed (earnings) loss of affiliate......       173,000     (2,500,000)    (3,001,000)
     Increase in operating working capital...........   (31,898,000)   (38,566,000)   (11,635,000)
     Increase in intangible assets...................    (5,155,000)    (1,488,000)            --
     (Increase) decrease in other assets.............        67,000       (225,000)      (199,000)
     Deferred taxes..................................    (2,304,000)    (1,115,000)      (574,000)
                                                       ------------   ------------   ------------
       Total adjustments.............................   (30,119,000)   (37,664,000)   (10,145,000)
                                                       ------------   ------------   ------------
       Net cash (used) provided by operating
          activities.................................    (4,867,000)   (12,655,000)     9,531,000
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment................   (21,004,000)   (11,326,000)    (7,626,000)
  Acquisition of businesses, net of cash acquired....   (49,883,000)   (10,068,000)            --
                                                       ------------   ------------   ------------
       Net cash used in investing activities.........   (70,887,000)   (21,394,000)    (7,626,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term financing........    14,000,000      5,000,000       (500,000)
  Increase in revolving credit borrowings............    81,000,000     37,000,000      4,000,000
  Principal payments under long-term debt
     obligations.....................................    (2,956,000)    (3,056,000)      (262,000)
  Issuance of common shares under stock option
     plans...........................................       730,000        409,000        200,000
  Tax benefit related to exercise of stock options...       214,000        124,000         21,000
  Dividends paid.....................................    (2,392,000)    (1,688,000)    (1,274,000)
  Cash in lieu of fractional shares for stock
     split...........................................        (4,000)            --             --
                                                       ------------   ------------   ------------
       Net cash provided by financing activities.....    90,592,000     37,789,000      2,185,000
EFFECT OF EXCHANGE RATE CHANGES ON CASH..............         4,000        (96,000)            --
                                                       ------------   ------------   ------------
NET INCREASE IN CASH.................................    14,842,000      3,644,000      4,090,000
CASH AT BEGINNING OF YEAR............................     9,598,000      5,954,000      1,864,000
                                                       ------------   ------------   ------------
CASH AT END OF YEAR..................................  $ 24,440,000   $  9,598,000   $  5,954,000
                                                       ============   ============   ============

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

     The Company distributes a broad range of electronics components and computer products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies, and end-users, including manufacturing companies, and service and other non-manufacturing organizations. The Company has operations in the United States and Canada.

     The Company maintains the following accounting policies:

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. As discussed in Note 2, the Company acquired the remaining 50% of the common stock of Pioneer/Technologies Group, Inc. ("Technologies") on November 30, 1995. The consolidated statements include the operating results of Technologies from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Technologies under the equity method of accounting.

     Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

     Cash Equivalents -- The Company considers highly liquid instruments with a maturity of ninety days or less at date of purchase to be cash equivalents.

     Merchandise Inventory -- Inventory is stated at the lower of cost (first-in, first-out basis) or market. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory at March 31, were $8,777,000 in 1996 and $3,416,000 in 1995.

     Intangible Assets -- Intangible assets include the excess of cost over value assigned to net assets of purchased businesses, which is being amortized on the straight-line method over 40 years. Intangible assets are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued.

     Property and Equipment -- Property and equipment are recorded at cost. The Company capitalizes costs associated with software developed for its own use. Depreciation and amortization is computed using principally the straight-line method. Accelerated methods are used for tax reporting purposes.

     Foreign Currency -- The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date whereas income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded in a separate component of shareholders' equity. Gains or losses resulting from realized foreign currency transactions are included in net income.

     Stock Split -- On July 25, 1995, the Board of Directors declared a three-for-two stock split effected in the form of a 50% share dividend of the Company's Common Shares payable September 6, 1995 to shareholders of record August 16, 1995. All share and per share data have been restated for all periods presented to reflect the stock split.

     Common Shares and Net Income Per Common Share -- Net income per common share is computed using the weighted average common shares and common share equivalents outstanding during the year of 23,127,486 in 1996, 22,886,877 in 1995 and 22,677,034 in 1994. Common share equivalents consists of shares issuable upon exercise of stock options computed by using the treasury stock method.

     Use of Estimates -- The financial statements are prepared in conformity with generally accepted accounting principles and accordingly, include management's best estimates and judgments where applicable. Actual results could differ from those estimates.

     Accounting Changes -- Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Adoption of this statement was not material to the financial results.

     In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), and Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 121 requires that, under certain circumstances, long-lived assets be reviewed for impairment and any applicable impairment loss be recognized. FAS 123 allows accounting for employee stock options under either the fair value or the intrinsic value method. The Company plans to continue to use the intrinsic value method. These statements, which must be adopted by the Company no later than the first quarter of fiscal 1997, are not expected to have a material effect on the financial statements.

2.  ACQUISITIONS

     On November 30, 1995, the Company acquired the remaining 50% of the common stock of Pioneer/Technologies Group, Inc. for $50,000,000 in cash. The Company refinanced all of Technologies' bank debt approximating $30,000,000. The acquisition was accounted for by using the purchase method of accounting and the operating results of Technologies have been included in the consolidated financial statements since the date of acquisition. The cost in excess of the net assets of the business acquired is included in intangible assets and is being amortized over 40 years. Prior to the acquisition, the Company accounted for its investment in Technologies under the equity method of accounting.

     The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Technologies as if the acquisition had occurred at the beginning of fiscal 1995 and fiscal 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. Included in the 1996 results is an after-tax non-recurring discontinuance charge of $2,450,000 ($.11 per share) recorded by Technologies to conform to the Company's methods of accounting.

                                                      1996               1995
                                                 --------------     --------------
               Net sales.....................    $1,325,047,000     $1,200,252,000
               Net income....................        24,704,000         27,741,000
               Earnings per share............    $         1.07     $         1.21

     On June 1, 1994, the Company acquired certain of the assets of the Zentronics Division of Westburne Industrial Enterprises Ltd. ("Westburne"), a Canadian corporation, and assumed certain of Westburne's liabilities for a purchase price of approximately $10,068,000. The transaction has been accounted for by the purchase method of accounting and the pro forma effects are not material. Operating results are included in the consolidated financial statements from the date of acquisition.

3.  NOTES PAYABLE AND LONG-TERM DEBT

SHORT-TERM:

     The Company has unsecured short-term lines of credit aggregating $40,000,000 available for use. The unsecured lines, which may be withdrawn at the option of the lenders, permit the Company to borrow at varying interest rates. Borrowings against these lines and related weighted average interest rates, at March 31, 1996, 1995 and 1994, are as follows:

                                                       1996            1995           1994
                                                    -----------     ----------     ----------
    Borrowings..................................    $21,000,000     $7,000,000     $2,000,000
    Weighted average interest rate..............           6.08%          6.69%          5.75%

LONG-TERM:

     Long-term debt at March 31, 1996 and 1995 consisted of the following:

                                                                   1996            1995
                                                               ------------     -----------
    Revolving credit.......................................    $152,000,000     $41,000,000
    9.79% Senior Notes.....................................      14,280,000      17,140,000
    Obligations under capital leases.......................       1,038,000       1,134,000
                                                               ------------     -----------
                                                                167,318,000      59,274,000
                                                               ------------     -----------
    Less amounts due within one year.......................       2,871,000       2,956,000
                                                               ------------     -----------
                                                               $164,447,000     $56,318,000
                                                               ============     ===========

     The Company entered into a new credit agreement dated November 29, 1995 with five banks providing for up to an aggregate of $200,000,000 of unsecured borrowings on a revolving credit basis for two years. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. There is a commitment fee on the unborrowed amount and there is no prepayment penalty.

     Annual principal payments of $2,860,000 on the 9.79% Senior Notes are due each November 1 and continue through November 1, 2000 when the last payment of $2,840,000 is due. Interest is payable semi-annually.

     The terms of the credit agreement and Senior Note Purchase Agreement provide for, among other things, restrictions regarding the payment of cash dividends and purchase of the Company's Common Shares, limitations on other borrowings and capital expenditures, minimum working capital requirements and the maintenance of certain financial ratios. Unrestricted retained earnings available for dividends at March 31, 1996 under the most restrictive covenants are $17,965,000.

     Aggregate maturities of long-term debt for the next five fiscal years are:
1997 -- $2,871,000; 1998 -- $154,873,000; 1999 -- $2,874,000; 2000 -- $2,876,000
and 2001 -- $2,858,000.

4.  LEASE COMMITMENTS

     The Company is committed under lease agreements, which contain renewal options for periods up to twenty years, for certain facilities and equipment expiring at various dates to the year 2017.

     Amounts for capitalized leases are included in property and equipment at cost of $1,668,000 and $2,181,000 at March 31, 1996 and 1995, less accumulated amortization of $619,000 and $1,034,000 at March 31, 1996 and 1995,
respectively.

     Future minimum lease payments under capital leases and operating leases at March 31, 1996 are as follows:

                                                                     CAPITAL     OPERATING
                                                                     LEASES        LEASES
                                                                   -----------  ------------
    1997.........................................................     $132,000    $5,075,000
    1998.........................................................      132,000     4,474,000
    1999.........................................................      132,000     3,982,000
    2000.........................................................      132,000     1,711,000
    2001.........................................................      132,000       628,000
    Thereafter...................................................    2,178,000     1,845,000
                                                                    ----------   -----------
      Total minimum lease payments...............................    2,838,000   $17,715,000
                                                                                 ===========
      Less amount representing interest..........................    1,800,000
                                                                    ----------
      Present value of minimum lease payments....................   $1,038,000
                                                                    ==========

     Rental expense for operating leases was $4,230,000, $2,897,000 and $2,166,000 for 1996, 1995 and 1994, respectively.

5.  INCOME TAXES

     The following is a reconciliation of the Company's effective income tax rate to the statutory rate:

                                                                     LIABILITY METHOD
                                                                 -------------------------
                                                                 1996      1995      1994
                                                                 -----     -----     -----
    Statutory rate.............................................   35.0%     35.0%     35.0%
    Equity in undistributed (earnings) loss of 50%-owned
      company..................................................     .1      (1.6)     (2.6)
    Provision for state taxes..................................    5.8       5.8       5.4
    Foreign losses with unrecognized tax benefits..............     .6       1.1        --
    Other items................................................     .6        .5        .1
                                                                 -----     -----     -----
    Effective rate.............................................   42.1%     40.8%     37.9%
                                                                 =====     =====     =====

Deferred tax assets and liabilities as of March 31, 1996 and 1995 are presented below:

                                                                      1996          1995
                                                                   -----------   ----------
    DEFERRED TAX ASSETS:
      Capitalized inventory costs................................  $ 1,842,000   $1,391,000
      Accrued expenses...........................................    3,322,000    1,674,000
      Allowance for doubtful accounts............................    2,433,000    1,581,000
      Inventory valuation reserve................................    2,807,000      639,000
      Foreign losses.............................................      691,000      450,000
      Other......................................................    1,050,000      423,000
                                                                   -----------   ----------
    Deferred tax assets..........................................   12,145,000    6,158,000
    Less valuation allowance.....................................     (691,000)    (450,000)
                                                                   -----------   ----------
    Total deferred tax assets....................................   11,454,000    5,708,000
                                                                   -----------   ----------
    Deferred tax liabilities:
      Depreciation expense.......................................    1,325,000    1,335,000
      Other......................................................    1,003,000      861,000
                                                                   -----------   ----------
    Total deferred tax liabilities...............................    2,328,000    2,196,000
                                                                   -----------   ----------
    Net deferred tax assets......................................  $ 9,126,000   $3,512,000
                                                                   ===========   ==========

6.  COMMON SHARE PURCHASE RIGHTS PLAN

     The Company maintains a Common Share Purchase Rights Plan whereby, until the occurrences of certain events, each share of the Company's outstanding common shares represents ownership of one right (Right). The Rights may only be exercised if a person or group acquires twenty percent (20%) or more of the Company's Common Shares, or announces a tender offer for at least twenty percent (20%) of the Company's Common Shares. The exercise price of each Right is $11.85 per Common Share subject to adjustment in certain events. The Rights trade with the Company's Common Shares until the Rights become exercisable.

     If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-exercise price, a number of the acquiring company's common shares (or other securities) having a market value at the time of twice the Right's then-current exercise price. In addition, if a person or group acquires twenty percent (20%) or more of the Company's Common Shares or certain specified transactions occur while a person or group beneficially owns twenty percent (20%) or more of such Common Shares, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's Common Shares having a market value of twice the Right's then-exercise price.

     Prior to the acquisition by a person or group of beneficial ownership of twenty percent (20%) or more of the Company's Common Shares, the Rights are redeemable for $.003 per Right at the option of the Board of Directors. The Rights will expire May 10, 1999.

7.  STOCK OPTIONS

     The Company has stock option plans which provide for the granting of options to employees and directors to purchase its Common Shares. These plans provide for nonqualified or incentive stock options.

     A stock option plan for non-employee directors was approved by shareholders on July 25, 1995 for the granting of a maximum of 75,000 Common Shares.

     The options under the Company's plans are priced at 100% of fair market value at date of grant and expire ten years from date of grant.

     No charges are made against income in accounting for stock options. Any tax benefits arising from the exercise of options are recognized when realized and credited to capital in excess of stated value. Transactions involving the stock option plans are summarized as follows:

                                                                     NUMBER     AVERAGE OPTION
                                                                    OF SHARES   PRICE PER SHARE
                                                                    ---------   ---------------
    Outstanding at March 31, 1993.................................    654,919       $  2.93
      Exercised...................................................   (318,262)      $  2.56
      Granted.....................................................    675,000       $  6.11
      Forfeited...................................................     (2,250)      $  6.11
                                                                    ---------
    Outstanding at March 31, 1994.................................  1,009,407       $  5.17
      Exercised...................................................    (70,332)      $  5.82
      Granted.....................................................    646,950       $ 12.06
      Forfeited...................................................     (4,275)      $ 11.33
                                                                    ---------
    Outstanding at March 31, 1995.................................  1,581,750       $  7.95
      Exercised...................................................   (124,442)      $  5.87
      Granted.....................................................    274,000       $ 14.99
      Forfeited...................................................   (110,734)      $ 10.53
                                                                    ---------
    Outstanding at March 31, 1996.................................  1,620,574       $  9.12
                                                                    =========
    Exercisable at March 31, 1996.................................    603,200       $  6.84
                                                                    =========
    Available for grant at March 31, 1996.........................    565,107
                                                                    =========

8.  FINANCIAL INSTRUMENTS AND ESTIMATED FAIR VALUES

     The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations. Gains or losses on forward contracts which hedge its net investment in its Canadian subsidiary are accrued in shareholders' equity. Gains or losses resulting from contracts which hedge specific transactions are included in net income offsetting the net income effect of the transaction creating the risk. As of March 31, 1996 there is one contract outstanding for the forward purchase of U.S. dollars against Canadian dollars in a notional amount of $1,000,000, which also approximates fair value at March 31, 1996. The contract matured on April 30, 1996 and was utilized to hedge U.S. dollar transactions of the Canadian subsidiary.

     On June 1, 1995 the Company entered into a five year interest rate swap agreement for a notional amount of $20,000,000 to reduce the impact of increases in interest rates on its outstanding floating rate debt. Under the agreement, the Company will pay interest at a fixed rate of 6.05% and will receive interest payments on the same notional amount at a floating rate based on 3 month LIBOR (London Interbank Offered Rate). This swap agreement has the effect of converting the floating rate of interest into a fixed rate of 6.05% on $20,000,000 of floating rate bank credit borrowings outstanding.

     The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                                           1996
                                                                ---------------------------
                                                                  CARRYING         FAIR
                                                                   AMOUNT         VALUE
                                                                ------------   ------------
    Cash......................................................  $ 24,440,000   $ 24,440,000
    Notes payable to banks....................................    21,000,000     21,000,000
    Long-term debt:
      9.79% Senior Notes......................................    14,280,000     15,107,000
      Revolving credit borrowings.............................   152,000,000    152,000,000
    Gain on interest rate swap................................            --         75,000

                                                                           1995
                                                                ---------------------------
                                                                  CARRYING         FAIR
                                                                   AMOUNT         VALUE
                                                                ------------   ------------
    Cash......................................................  $  9,598,000   $  9,598,000
    Notes payable to banks....................................     7,000,000      7,000,000
    Long-term debt:
      9.79% Senior Notes......................................    17,140,000     17,916,000
      Revolving credit borrowings.............................    41,000,000     41,000,000

     The carrying amount of cash, notes payable to banks and revolving credit borrowings approximates fair value. The fair value of the Senior Notes is estimated using rates currently available for securities with similar terms and remaining maturities. The fair value of the interest rate swap is the amount at which it could be settled, based on market estimates.

9. OPERATING WORKING CAPITAL CHANGES AND SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

     THE COMPONENTS OF THE CHANGES IN OPERATING WORKING CAPITAL WERE:

                                                       1996           1995           1994
                                                   ------------   ------------   ------------
    Accounts receivable..........................  $(18,456,000)  $(47,595,000)  $(18,808,000)
    Merchandise inventory........................   (57,702,000)   (32,049,000)   (18,653,000)
    Prepaid expenses.............................      (894,000)      (682,000)      (146,000)
    Accounts payable.............................    41,911,000     35,879,000     22,566,000
    Income taxes.................................    (3,107,000)       858,000        (31,000)
    Accrued salaries, wages and commissions......     2,156,000      1,480,000      2,073,000
    Other accrued liabilities....................     4,194,000      3,543,000      1,364,000
                                                   ------------   ------------   ------------
    Increase in operating working capital........  $(31,898,000)  $(38,566,000)  $(11,635,000)
                                                   ============   ============   ============

     SUPPLEMENTAL CASH FLOW INFORMATION:

                                                       1996           1995           1994
                                                   ------------   ------------   ------------
    Cash paid or received during the year for:
      Interest...................................  $  7,824,000   $  4,255,000   $  2,623,000
      Income taxes...............................    21,195,000     17,064,000     12,659,000
                                                   ============   ============   ============
    Non-cash investing and financing activities:
      Common shares retired......................            --             --        614,000
                                                   ============   ============   ============
    Non-cash assets and liabilities of business
      acquired:
      Working capital............................  $ 57,817,000   $  7,684,000   $         --
      Intangible assets..........................    33,208,000      2,174,000             --
      Other assets...............................     5,648,000        210,000             --
      Long-term debt assumed.....................   (30,000,000)            --             --
      Investment in 50%-owned company at date of
         acquisition.............................   (16,790,000)            --             --
                                                   ============   ============   ============

10.  EMPLOYEE RETIREMENT PLAN

     The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $2,622,000, $2,129,000 and $1,899,000 for 1996, 1995 and 1994, respectively.

                       PIONEER-STANDARD ELECTRONICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31, 1996     MARCH 31, 1996
                                                                -----------------     --------------
                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash........................................................      $  35,042            $ 24,440
  Accounts receivable -- net..................................        195,377             189,296
  Merchandise inventory.......................................        247,405             238,370
  Prepaid expenses............................................          2,237               2,922
  Deferred income taxes.......................................         11,454              11,454
                                                                    ---------            --------
     Total current assets.....................................        491,515             466,482
Intangible assets.............................................         41,562              42,446
Other assets..................................................          1,385               1,503
Property and equipment, at cost...............................         88,046              84,024
Accumulated depreciation......................................         37,930              35,345
                                                                    ---------            --------
  Net.........................................................         50,116              48,679
                                                                    ---------            --------
                                                                    $ 584,578            $559,110
                                                                    =========            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable to banks......................................      $      --            $ 21,000
  Accounts payable............................................        158,143             184,946
  Accrued liabilities.........................................         42,469              32,825
  Long-term debt due within one year..........................          2,878               2,871
                                                                    ---------            --------
     Total current liabilities................................        203,490             241,642
Long-term debt................................................        213,587             164,447
Deferred income taxes.........................................          2,328               2,328
SHAREHOLDERS' EQUITY
  Common stock, at stated value...............................          8,210               6,667
  Capital in excess of stated value...........................         81,735              17,221
  Retained earnings...........................................        140,786             126,506
  Deferred compensation.......................................        (65,625)                 --
  Foreign currency translation adjustment.....................             67                 299
                                                                    ---------            --------
     Net......................................................        165,173             150,693
                                                                    ---------            --------
                                                                    $ 584,578            $559,110
                                                                    =========            ========

See accompanying notes.

                       PIONEER-STANDARD ELECTRONICS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                              QUARTER ENDED                 NINE MONTHS ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                       ---------------------------     ----------------------------
                                          1996            1995            1996             1995
                                       -----------     -----------     -----------     ------------
Net sales............................  $   384,385     $   263,940     $ 1,117,224     $    723,577
Cost and expenses:
  Cost of goods sold.................      319,461         216,390         924,848          587,061
  Warehouse, selling and
     administrative expense..........       50,713          36,455         150,325          100,293
                                       -----------     -----------     -----------     ------------
Operating profit.....................       14,211          11,095          42,051           36,223
Interest expense.....................        4,781           2,067          13,326            5,032
Equity in loss of 50% - owned
  company............................           --          (1,082)             --             (173)
                                       -----------     -----------     -----------     ------------
Income before income taxes...........        9,430           7,946          28,725           31,018
Provision for income taxes...........        3,805           3,857          12,416           13,408
                                       -----------     -----------     -----------     ------------
Net income...........................  $     5,625     $     4,089     $    16,309     $     17,610
                                       ===========     ===========     ===========     ============
Weighted average shares
  outstanding........................   22,982,606      23,108,433      23,037,580       23,156,263
Earnings per share -- primary and
  fully diluted......................  $       .24     $       .18     $       .71     $        .76
Dividends per share..................  $       .03     $       .03     $       .09     $       .077

See accompanying notes.

                       PIONEER-STANDARD ELECTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                            NINE MONTHS ENDED
                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................................  $16,309     $17,610
  Adjustments to reconcile net income to net cash used in operating activities:
     Depreciation and amortization.......................................   10,041       6,679
     Undistributed earnings of affiliate.................................       --         173
     Increase in operating working capital...............................  (31,716)    (30,397)
     Increase (decrease) in other assets.................................      118      (8,400)
                                                                           -------     -------
       Total adjustments.................................................  (21,557)    (31,945)
                                                                           -------     -------
       Net cash used in operating activities.............................   (5,248)    (14,335)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of remaining 50% of affiliate net of cash acquired............       --     (49,883)
  Additions to property and equipment....................................  (10,634)    (15,269)
                                                                           -------     -------
       Net cash used in investing activities.............................  (10,634)    (65,152)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in short-term financing.......................................  (21,000)     (7,000)
  Revolving credit borrowings -- net.....................................  (97,000)     49,000
  Letter of credit commitment secured by revolving credit agreement......       --      50,000
  Proceeds of senior notes...............................................  150,000          --
  Decrease in other long-term debt obligations...........................   (3,853)     (3,468)
  Issuance of common shares under company stock option plan..............      432         589
  Dividends paid.........................................................   (2,028)     (1,720)
                                                                           -------     -------
       Net cash provided by financing activities.........................   26,551      87,401
Effect of exchange rate changes on cash..................................      (67)         34
                                                                           -------     -------
Net increase in cash.....................................................   10,602       7,948
Cash at beginning of period..............................................   24,440       9,598
                                                                           -------     -------
Cash at end of period....................................................  $35,042     $17,546
                                                                           =======     =======

See accompanying notes.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  PER SHARE DATA

     Net income per common share is computed using the weighted average common shares and common share equivalents outstanding during the quarters and nine-month periods ended December 31, 1996 and 1995. Common share equivalents consist of shares issuable upon exercise of stock options computed by using the treasury stock method. Due to the application of the treasury stock method, the 5,000,000 shares subscribed for by the Trust (see Note 2) have no effect on earnings per share.

2.  SHARE SUBSCRIPTION AGREEMENT AND TRUST

     On July 2, 1996 the Company entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina N.A., as Trustee, and the Trustee subscribed for 5,000,000 Common Shares of the Company which will be paid for over the 15-year term of the Trust. The proceeds from the sale or direct use of the Common Shares over the life of Trust will be used to fund company obligations under various benefit plans. As of December 31, 1996 no shares have been released from the Trust. The following details the fair market value of the 5,000,000 shares subscribed for by the Trust reflected in Shareholders Equity at December 31, 1996:

Common Stock at stated value (5,000,000 @ $.30)                                 $     150,000
Capital in excess of stated value (5,000,000 shares)                            $  65,475,000
Deferred compensation (5,000,000 shares @ $13.125 fair market value)            $ (65,625,000)
                                                                                -------------
Net effect on shareholders equity                                               $           0
                                                                                =============

3.  MANAGEMENT OPINION

     The information furnished herein reflects all normal and recurring adjustments which are, in the opinion of management, necessary to provide a fair statement of the results of operations for the quarters and nine months ended December 31, 1996 and 1995. The results of operations for the three and nine month periods are not necessarily indicative of results which may be expected for a full year.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                     [LOGO]

                                  $200,000,000

                       PIONEER-STANDARD ELECTRONICS, INC.

                       DEBT SECURITIES AND COMMON SHARES

     Pioneer-Standard Electronics, Inc. (the "Company") may from time to time offer, together or separately, its (i) debt securities (the "Debt Securities") and (ii) common shares, without par value (the "Common Shares"), in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities and Common Shares are collectively called the "Securities."

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $200,000,000 aggregate public offering price (or its equivalent, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the title, aggregate principal amount, currency or currencies in which the principal (and premium, if any) and any interest are payable, denominations, maturity, rate (which may be fixed or variable) and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and any initial public offering price and other terms in connection with the offering and sale of the Debt Securities and (ii) in the case of Common Shares, the terms of the offering and the sales thereof.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY MISREPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                            ------------------------

     The Securities will be sold directly, through agents, underwriters or dealers, as designated from time to time, or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

                            ------------------------

                            LAZARD FRERES & CO. LLC

                            ------------------------

                 The date of this Prospectus is July 11, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Shares are traded on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may be inspected at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of the Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each statement is qualified in its entirety by such reference.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus or the Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus and the Prospectus Supplement do not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstance, create any implication that the information contained herein or therein is correct as of any time subsequent to their respective dates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended March 31, 1996, which was filed by the Company with the Commission under the Exchange Act, is incorporated herein by reference.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement from the date of filing or furnishing of such documents or reports. Any statement contained in a document incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus and such Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person to whom a copy of this Prospectus or any Prospectus Supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein or therein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Vice President, Treasurer and Assistant Secretary, 4800 East 131st Street, Cleveland, Ohio 44105. Telephone requests for such copies should be directed to the Vice President, Treasurer and Assistant Secretary at (216) 587-3600.

                                  THE COMPANY

     The Company is engaged in the distribution of industrial and end-user electronic components and computer products. The Company distributes its products principally in the United States and Canada. The Company was organized as an Ohio corporation in 1963, and its Common Shares are traded on the Nasdaq National Market under the symbol PIOS. The Company's executive offices are located at 4800 East 131st Street, Cleveland, Ohio 44105 and its telephone number is (216) 587-3600.

RECENT ACQUISITIONS

     On June 1, 1994, Pioneer-Standard Canada Inc., a newly-formed Canadian subsidiary of the Company, ("P-S Canada"), purchased from United Westburne Inc. certain of the assets and assumed certain liabilities of United Westburne's Zentronics Division, which the Company believes is one of the largest distributors of electronic components and computer products in Canada. On November 30, 1995, the Company acquired the remaining 50% of the Common Stock of Pioneer-Standard of Maryland, Inc., a Maryland corporation, then known as Pioneer/Technologies Group Inc. ("Technologies"). Prior to this acquisition, the Company owned 50% of the Common Stock of Technologies. Except as otherwise stated, the term "Company" as used herein includes P-S Canada and Technologies.

INDUSTRIAL AND END-USER DISTRIBUTION

     The Company distributes a broad range of electronics components and computer products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies, and end-users, including manufacturing companies and service and other non-manufacturing organizations. These products are classified into three broad categories: semiconductors, computer products, and passive and electromechanical components. During fiscal 1996, semiconductor products accounted for 38% of the Company's sales compared with 37% in 1995 and 41% in 1994. These products include microprocessors, memory devices, programmable logic devices, analog and digital integrated circuits and other semiconductor devices. During fiscal 1996, computer products accounted for 40% of the Company's sales compared with 38% in 1995 and 33% in 1994. These products include computers (primarily mini and personal), display terminals, disk drives, development systems and networking products. During fiscal 1996, passive and electromechanical products accounted for 20% of the Company's sales, compared with 22% in 1995 and 24% in 1994. These products include capacitors, connectors, resistors, potentiometers, switches and power conditioning equipment.

     As a part of its distributor operations, the Company provides value-added services including point of use inventory management, systems integration, just-in-time kitting operations, memory and logic device programming and connector assemblies to customer specifications. Sales amounts for these services are included among the three broad categories discussed above.

PRODUCTS DISTRIBUTED AND SOURCES OF SUPPLY

     The Company is the fourth largest of the approximately 1,500 electronics distributors serving North American markets on the basis of total sales, which includes combined sales of the Company and Technologies prior to November 30, 1995. The Company markets electronic components supplied by over 100 manufacturers. A majority of the Company's revenues comes from products sourced by relatively few suppliers. During the 1996 fiscal year, products purchased from the Company's five largest suppliers accounted for 69% of total sales volume, with Digital Equipment Corporation (27%) and Intel Corporation (18%) being the largest two suppliers. The loss of any one of the top five suppliers and/or a combination of certain other suppliers could have a material adverse effect on the Company's sales and earnings unless alternative products manufactured by others are available to the Company.

     The majority of the products sold by the Company are purchased pursuant to distributor agreements which generally provide for inventory return privileges by the Company upon cancellation of a distributor agreement. The distributor agreements also typically provide protection to the Company for product obsolescence and price erosion. The Company believes it has good relationships with its suppliers.

CUSTOMERS

     The Company serves over 24,000 customers in many major markets of North America. No single customer accounted for more than 5% of the Company's total sales for the 1996 fiscal year.

COMPETITION

     The sale and distribution of industrial electronic components and computer products is highly competitive, primarily with respect to price and product availability, but also with respect to service, variety, number of locations and promptness of service. Many of the distributors with whom the Company competes are regional or local distributors. However, several of the Company's strongest competitors have national and international distribution businesses. The Company also experiences competition from manufacturers, including some of the Company's suppliers, who may sell directly to the industrial and end-user account base.

EMPLOYEES

     As of March 31, 1996, the Company had 2,052 employees, with approximately 2,016 of these persons employed on a full-time basis and the balance on a part-time basis. The Company is not a party to any collective bargaining agreement, has had no strikes or work stoppages and considers its employee relations to be excellent.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Securities will be used by the Company for the reduction of bank indebtedness, working capital, and general corporate purposes. Until the proceeds are used for these purposes, the Company may deposit them in interest-bearing accounts or invest them in short-term investment securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for each of the last five fiscal years. In computing the ratio of earnings to fixed charges, income used in the calculation of the ratio of earnings to fixed charges consists of income before income taxes plus fixed charges. Fixed charges consist of interest on debt and the portion of rental expense which is deemed representative of the interest factor. The computation of the ratio of earnings to fixed charges includes the Company's 50% pro rata share of Technologies prior to November 30, 1995.

                                                            FOR THE FISCAL YEARS ENDED MARCH 31,
                                                          ----------------------------------------
                                                          1996     1995     1994     1993     1992
                                                          ----     ----     ----     ----     ----
Ratio of earnings to fixed charges (unaudited)..........  5.08x    7.90x    8.74x    5.15x    2.37x

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture, dated as of August 1, 1996, as supplemented from time to time (the "Indenture") between the Company and Star Bank, N.A., as trustee (the "Trustee"), which is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Certain terms defined in the Indenture are capitalized herein. Particular section numbers refer to sections in the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the Debt Securities for the following terms thereof: (1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) whether the Debt Securities of any such series are to be issuable in permanent global form with or without coupons; (4) the date or dates on which the principal of the Debt Securities is payable; (5) the rate or rates (which may be fixed or variable) per annum at which the Debt Securities will bear interest, if any, and the date from which such interest will accrue; (6) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the place or places where the principal of (and premium, if any) and interest on the Debt Securities will be payable; (8) the dates, if any, on which and the price or prices at which the Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other terms and provisions of such sinking funds; (9) the date, if any, after which and the price or prices at which the Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and other detailed terms and provisions of such optional redemption; (10) the currency or units based on or relating to currencies in which the Debt Securities are denominated and in which principal of (and premium, if any) and any interest on the Debt Securities will or may be payable; and (11) any additional Events of Default or covenants with respect to the Debt Securities or the terms and conditions thereof other than those set forth in the Indenture (Section 301). For a description of the terms of the Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the Corporate Trust Office of the Trustee at 425 Walnut Street, Cincinnati, Ohio 45201-1118, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register (Sections 202, 305, 307, 308 and 1002).

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof (Section 302). Unless otherwise provided in the Debt Securities to be transferred or exchanged, no service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305).

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and during the continuation thereof (Section 101).

RESTRICTIVE COVENANTS

  Restrictions Upon Secured Debt

     The Company covenants that it will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume or guarantee any indebtedness for borrowed money (hereinafter called "indebtedness") secured by a mortgage, security interest, pledge or lien (hereinafter called "mortgage") of or upon any Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the Debt Securities (together with, if the Company shall so determine, any other indebtedness created, incurred, issued, assumed or guaranteed by the Company or any Restricted Subsidiary and then existing or thereafter created) shall be secured by such mortgage equally and ratably with (or, at the option of the Company, prior to) such indebtedness. The foregoing restrictions, however, shall not apply to (1) mortgages of or upon any property acquired, constructed or improved by, or of or upon any shares of capital stock or indebtedness acquired by, the Company or any Restricted Subsidiary after the date of the Indenture to secure the payment of all or any part of the purchase price of such property, shares of capital stock or indebtedness or of the cost of any acquisition, completion of construction or commencement of commercial operation of such property, which indebtedness is incurred prior to, at the same time as or within 270 days after such acquisition, completion of such construction or the commencement of commercial operation of such property; (2) mortgages of or upon any property, shares of capital stock or indebtedness existing at the time of acquisition thereof by the Company or any Restricted Subsidiary; (3) mortgages of or upon any property of a corporation existing at the time such corporation is merged with or into or consolidated with the Company or any Restricted Subsidiary or existing at the time of a sale or transfer of the properties of a corporation as an entirety or substantially as an entirety to the Company or any Restricted Subsidiary; (4) mortgages of or upon any property of, or shares of capital stock or indebtedness of, a corporation existing at the time such corporation becomes a Restricted Subsidiary; (5) mortgages to secure indebtedness in favor of the Company or any Restricted Subsidiary; (6) mortgages in favor of governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure indebtedness incurred or guaranteed to finance or refinance all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgages; (7) mortgages to secure payment of taxes or assessments or other governmental charges or levies being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which such reserve or other appropriate provision, if any, as is required is made; (8) mortgages to secure obligations under workers' compensation or similar legislation; (9) mortgages to secure performance of statutory obligations, surety bonds or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; (10) attachment and judgment mortgages for which an insurance carrier shall have acknowledged in writing liability in respect of the full amount thereof or shall have been ordered by a court of competent jurisdiction to pay; and (11) extensions, renewals or replacements of any mortgage existing on the date of the Indenture or any mortgage referred to in the foregoing clauses (1) through (10), inclusive (Section 1010).

     Notwithstanding the restrictions outlined above, the Company or any Restricted Subsidiary may, without equally and ratably securing the Debt Securities, issue, assume or guarantee indebtedness secured by a mortgage not excepted under clauses (1) through (11) above, if the aggregate amount of such indebtedness, together with all other indebtedness of, or indebtedness guaranteed by, the Company and its Restricted Subsidiaries existing at such time and secured by mortgages not so excepted and the Attributable Debt existing in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions in respect of which amounts equal to the Attributable Debt relating to the transactions shall have been applied, within 270 days after the effective date of the arrangement, to the prepayment or retirement (other than any mandatory prepayment or retirement) of long-term indebtedness and Sale and Leaseback Transactions in which the property involved would have been permitted to be mortgaged under clause (1) or (6) above) does not at the time such indebtedness is issued, assumed or guaranteed exceed 10% of Consolidated Net Tangible Assets (Section 1010).

  Restrictions upon Sale and Leaseback Transactions

     Sale and Leaseback Transactions by the Company or any Restricted Subsidiary of any Principal Property are prohibited unless (a) the Company or such Restricted Subsidiary would be entitled, without equally and ratably securing the Debt Securities, to incur indebtedness secured by a mortgage on the property to be leased pursuant to clause (1) or (6) under the subsection Restrictions Upon Secured Debt above; (b) the Company or such Restricted Subsidiary would be entitled, without equally and ratably securing the Debt Securities, to issue, assume or guarantee indebtedness secured by a mortgage on such property in an amount at least equal to the Attributable Debt in respect of the Sale and Leaseback Transaction; or (c) the Company shall apply, within 270 days after the effective date of the arrangement, an amount equal to the Attributable Debt in respect of the transaction to the prepayment or retirement (other than any mandatory prepayment or retirement) of long-term indebtedness of the Company or any Restricted Subsidiary (Section 1011).

  Restrictions on Indebtedness of Restricted Subsidiaries

     The Company is prohibited from permitting any Restricted Subsidiary from creating, incurring, issuing, assuming or guaranteeing any indebtedness; provided, however, that the restriction will not apply if: (1) such indebtedness is owed to the Company; (2) such indebtedness existed at the time the corporation that issued such indebtedness became a Restricted Subsidiary of the Company, or was merged with or into or consolidated with such Restricted Subsidiary, or at the time of a sale, lease or other disposition of the properties of such corporation as an entirety to such Restricted Subsidiary; (3) such indebtedness is guaranteed by a governmental agency; (4) such indebtedness is issued, assumed or guaranteed in connection with, or with a view to, compliance by such Restricted Subsidiary with the requirements of any program adopted by a governmental authority and applicable to such Restricted Subsidiary and providing financial or tax benefits to such Restricted Subsidiary which are not available directly to the Company; (5) such indebtedness is nonrecourse to the Restricted Subsidiary; or (6) such indebtedness is incurred for the purpose of extending, renewing, substituting, replacing or refunding indebtedness permitted by the foregoing clauses (1) through (5), provided that the principal amount of such indebtedness cannot exceed the principal amount of indebtedness being extended, renewed, replaced or refunded. Notwithstanding the restriction on indebtedness contained in the Indenture and summarized above, the Company's Restricted Subsidiaries may create, incur, issue, assume or guarantee indebtedness which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other indebtedness of the Company and its Restricted Subsidiaries which would otherwise be subject to the restrictions (which calculation includes and excludes certain indebtedness as specifically set forth in the Indenture), does not at the time such indebtedness is incurred exceed an amount equal to 10% of Consolidated Net Tangible Assets (Section 1012).

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (the "Change of Control Date"), each Holder will have the right, at the Holder's option, to require that the Company purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of such Holder's Debt Securities pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount of such Debt Securities plus accrued and unpaid interest, if any, to the date of such purchase (Section
1013).

     Within ten days after the Change of Control Date, the Company will mail a notice (which notice will contain all instructions and materials necessary to enable Holders to tender their Debt Securities) to each Holder of Debt Securities of each applicable series. All Debt Securities of each applicable series properly tendered will be accepted for payment on a date (the "Change of Control Payment Date") which will be no earlier than 30 days nor later than 40 days from the date such notice is mailed (Section 1013).

     On the Change of Control Payment Date, the Company will accept for payment all Debt Securities of each applicable series or portions thereof properly tendered pursuant to the Change of Control Offer, deposit with the applicable Paying Agent money sufficient to pay the purchase price of all Debt Securities of each applicable series or portions thereof so accepted and deliver to the Trustee Debt Securities so accepted, together with an Officer's Certificate stating the Debt Securities or portions thereof tendered to the Company. The Paying Agent will promptly mail to the Holder of Debt Securities of each series so accepted payment in an amount equal to the purchase price, and the Trustee will promptly authenticate and mail or make available for delivery to such Holder a new Debt Security of the same series as, and equal in principal amount to, any unpurchased portion of the Debt Security surrendered. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date (Section 1013).

     In the event that the aggregate principal amount of the Debt Securities that are surrendered pursuant to a Change of Control Offer on a Change of Control Payment Date is at least 80% of the aggregate principal amount of the Debt Securities outstanding, the remaining Debt Securities will be subject to the Company's purchase as a whole, at the Company's option, upon not less than 30 days notice mailed to each Holder thereof on a date selected by the Company that is within 30 days after such Change of Control Payment Date, at a price equal to 100% of the principal amount, plus accrued interest to such date of purchase (Section 1013).

     Whether a Change of Control has occurred depends on the accumulation of Common Shares of the Company, on certain changes in the composition of the Company's Board of Directors or on the disposition of all or substantially all of the assets of the Company. As a result, the Company can enter into certain highly leveraged transactions, including certain recapitalizations, mergers or stock repurchases, that would not result in the application of the Change of Control provisions. With respect to any Change of Control Offer, the Company intends to comply with the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act, if then applicable.

     The Change of Control purchase feature of the Debt Securities may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate Common Shares or obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The Change of Control purchase feature is a provision commonly found in similar debt offerings.

     If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the required purchase price for all the Debt Securities tendered by the Holders thereof. The Company's ability to purchase the Debt Securities tendered upon a Change of Control may be limited by the terms of its then-existing borrowing and other agreements.

CERTAIN DEFINITIONS

     The term "Acquiring Person" generally means any person or group (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner of common shares of the Company having more than 50% of the total number of votes that may be cast for the election of directors of the Company (Section 101).

     The term "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at any particular time, the present value (discounted at the rate of interest implicit in the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) (Section 101).

     The term "Change of Control" means any event by which (a) an Acquiring Person has become such, (b) Continuing Directors cease to comprise a majority of the members of the Board of Directors of the Company or (c) all or substantially all the properties and assets of the Company as an entirety or substantially as an entirety are sold, assigned, transferred or leased (Section 101).

     The term "Consolidated Net Tangible Assets" means, as of any particular time, the total amount of assets (less applicable reserves) after deducting therefrom (a) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as shown in the audited consolidated balance sheet of the Company and subsidiaries contained in the Company's then most recent annual report to shareholders, except that assets will include an amount equal to the Attributable Debt in respect of any Sale and Leaseback Transaction not capitalized on such balance sheet (Section 101).

     The term "Continuing Director" generally means any member of the Board of Directors, while such person is a member of such Board of Directors, who is not an Acquiring Person, or affiliated with an Acquiring Person and who (a) was a member of the Board of Directors prior to the date of the Indenture or (b) subsequently becomes a member of such Board of Directors and whose nomination for election or election to such Board of Directors is recommended or approved by a majority of the Continuing Directors or who is included as a nominee in a proxy statement of the Company distributed when a majority of such Board of Directors consists of Continuing Directors (Section 101).

     The term "Principal Property" means any manufacturing or assembly plant or warehouse owned at the date of the Indenture or acquired after such date by the Company or any Restricted Subsidiary which is located within the United States or Canada and has gross book value (including land and improvements, machinery and equipment thereon) which exceeds 2% of Consolidated Net Tangible Assets at the time of determination thereof other than (a) any such manufacturing or assembly plant or warehouse or any other real property or any portion thereof (together with the land and fixtures comprising a part thereof) which is financed by certain tax exempt industrial development bonds, (b) any property which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries taken as a whole or (c) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property (Section 101).

     The term "Restricted Subsidiary" means any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the United States of America (other than its territories or possessions and other than Puerto Rico) or Canada and (b) which owns a Principal Property; provided, however, that any Subsidiary which is principally engaged in financing operations outside the United States of America or which is principally engaged in leasing or in financing installment receivables shall not be a Restricted Subsidiary (Section 101).

     The term "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property, whether owned at the date of the Indenture or thereafter acquired (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between the Company and any Restricted Subsidiary, between any Restricted Subsidiary and the Company or between Restricted Subsidiaries) which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person with the intention of taking back a lease of such property (Section 1011).

     The term "Subsidiary" means any corporation more than 50% of the outstanding voting stock of which is at the time owned, directly or indirectly, by the Company and/or one or more of its other Subsidiaries (Section 101).

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (1) failure, for a period of two days, to pay any interest on any Debt Security of that series when due; (2) failure to pay principal of (or premium, if any) on any Debt Security of that series when due;
(3) failure to deposit any sinking fund payment in respect of any Debt Security of that series when due; (4) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (5) an event of default, as defined in any mortgage, indenture, or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness in excess of $15,000,000 of the Company or a Subsidiary, continued for 15 days after written notice to the Company from the Trustee or to the Company and to the Trustee from the Holders of at least 10% in aggregate principal amount of the Debt Securities of that series at the time outstanding;
(6) certain events of bankruptcy, insolvency or reorganization relating to the Company; and (7) any other Event of Default provided with respect to Debt Securities of that series (Section 501).

     If an Event of Default with respect to any series of Outstanding Debt Securities shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture (Section 502). Notwithstanding the foregoing, if an Event of Default occurs under clause (6) above, all unpaid principal of and accrued interest on the Outstanding Securities of that series (or specified principal amount) ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Security of that series. For information as to waiver of defaults, see "Modification and Waiver." Reference is made to the Prospectus Supplement relating to any series of Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of any Event of Default and the continuation thereof.

     The Indenture provides that, subject to the duties of the Trustee to act with the required standard of care if an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Sections 601 and 603). Subject to such provisions for security or indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless (1) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series; (2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series has made written request to the Trustee to institute such proceedings; (3) such Holder has offered reasonable security or indemnity to the Trustee to institute such proceeding as trustee; (4) the Trustee has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request; and (5) the Trustee has failed to institute such proceeding within 60 days (Section 507). However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment (Section 508).

     The Indenture requires the Company to furnish to the Trustee annually a statement as to the existence of any Default or Event of Default under the Indenture (Section 1006). The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal or any premium or interest or in sinking fund payments) with respect to Debt Securities of that series if it considers it in the interest of the Holders of Debt Securities of that series to do so (Section 602).

MODIFICATION AND WAIVER

     Modification and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (2) reduce the principal amount of (or premium, if any) or interest on, any Debt Security; (3) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (4) change the place or currency of payment of principal of (or premium, if any) or interest on, any Debt Security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the Stated Maturity; (6) change the redemption provisions in a manner adverse to the Holders; or (7) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture, waiver of compliance with certain provisions of the Indenture or waiver of certain Defaults or Events of Default (Section 902).

     Under certain circumstances, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Indenture (Section 1015). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past Default or Event of Default under the Indenture with respect to that series, except a Default or Event of Default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected (Section 513).

DEFEASANCE

     Defeasance and Discharge. If the Debt Securities of any series so provide, the Company will be discharged (hereinafter, "defeasance") from any and all obligations in respect of Debt Securities of that series (except for certain obligations to pay to Holders of Outstanding Securities of such series any payments in respect of the principal of (and premium, if any) and any interest on such Debt Securities when such payments are due, to prepare and make available temporary securities, to register the transfer or exchange of Debt Securities of that series, to replace stolen, lost or mutilated Debt Securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to furnish the Trustee (if the Trustee is not the registrar) with the names and addresses of the holders of Debt Securities of that series) upon the irrevocable deposit with the Trustee, in trust, of money and/or obligations of the United States government or securities issued by United States government agencies backed by the full faith and credit of the United States government which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any) and the interest on the Debt Securities of that series on the Stated Maturity of such payments in accordance with the terms of the Debt Securities of that series (Sections 1302 and 1304). Such a defeasance may be effected only if, among other things, the Company has delivered to the Trustee a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the Holders of the Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, or an Opinion of Counsel (who may be an employee of or counsel to the Company), based on such ruling or on a change in the applicable federal income tax law since the date of the Indenture, to the same effect (Section 1304). In addition, the Company may also obtain a discharge of the Indenture with respect to all Debt Securities issued under the Indenture by depositing with the Trustee, in trust, money sufficient to pay at Stated Maturity or upon redemption all of such Debt

Securities, provided that such Debt Securities are by their terms to become due and payable within one year or are to be called for redemption within one year (Section 401).

     Defeasance of Certain Covenants and Certain Events of Default. If the Debt Securities of any series so provide, the Company may omit to comply (hereinafter, "covenant defeasance") with the restrictive covenants described under Restrictive Covenants -- Restrictions Upon Secured Debt, -- Restrictions Upon Sale and Leaseback Transactions, -- Restrictions on Indebtedness of Restricted Subsidiaries and Consolidation, Merger and Sale of Assets, and no Default or Event of Default shall arise with respect to Debt Securities of such series by reason of any failure to comply therewith, upon the irrevocable deposit with the Trustee, in trust, of money and/or obligations of the United States government or securities issued by United States government agencies backed by the full faith and credit of such government which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and the interest on the Debt Securities of that series on the Stated Maturity of such payments in accordance with the terms of the Debt Securities of that series (Section 1303 and 1304). The obligations of the Company under the Debt Securities of that series other than with respect to the covenants referred to above and all Defaults and Events of Default other than with respect to such covenants shall remain in full force and effect. Such a covenant defeasance may be effected only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company), or a ruling directed to the Trustee received from the Internal Revenue Service, to the effect that the Holders of the Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times, as would have been the case if such covenant defeasance had not occurred (Section 1304).

     Covenant Defeasance and Certain Other Events of Default. In the event the Company exercises its option to effect a covenant defeasance with respect to the Debt Securities of any series as described above and the Debt Securities of that series are thereafter declared due and payable because of the occurrence of any Event of Default other than the Event of Default caused by failing to comply with the covenants which are defeased, if the amount of money and securities on deposit with the Trustee would be sufficient to pay amounts due on the Debt Securities of that series at the time of their Stated Maturity but are not sufficient to pay amounts due on the Debt Securities of that series at the time of the acceleration resulting from such Event of Default, the Company would remain liable for such payments (Sections 1303 and 1304).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with, or merge with or into any other Person (whether or not the Company shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless (1) either the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or with which or into which the Company is merged or the Person (or the group of affiliated Persons) to which all or substantially all the properties and assets of the Company as an entirety or substantially as an entirety are sold, assigned, transferred or leased shall be a corporation (or constitute corporations) organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Securities and the Indenture; and (2) immediately before and after giving effect to such transaction or series of related transactions, no Default or Event of Default shall have occurred and be continuing (Section 801).

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York (Section 112).

REGARDING THE TRUSTEE

     The Trustee, Star Bank, N.A., is one of a number of banks with which the Company maintains ordinary banking relationships and credit facilities.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 Common Shares, without par value. The shareholders of the Company are being asked to approve, at the July 23, 1996 Annual Meeting of Shareholders, an amendment to the Company's Articles of Incorporation, as amended (the "Articles of Incorporation") to increase the authorized capital stock of the Company to 80,000,000 Common Shares, without par value. The principal purpose for the proposal is to make available additional Common Shares for possible stock splits or dividends, employee benefit plans, acquisitions, private or public stock offerings and other corporate purposes. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is part.

COMMON SHARES

     The holders of Common Shares are entitled to receive dividends when, as and if declared from time to time by the Board of Directors out of funds legally available therefor. The Common Shares have no preemptive rights or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Shares. All currently outstanding Common Shares are, and the Common Shares being sold by the Company in this offering will be, duly authorized, validly issued, fully paid and nonassessable. The holders of Common Shares, upon proper notice, have the right to vote cumulatively in the election of directors. The Board of Directors consists of ten members divided into three classes of three, four and three members, respectively. The directors of the class elected at each Annual Meeting of Shareholders hold office for a term of three years. The Articles can be amended by the affirmative vote of the holders of at least two-thirds of the Company's then outstanding shares having voting power thereon.

SHARE SUBSCRIPTION AGREEMENT AND TRUST

     The Company has entered into a Share Subscription Agreement and Trust with Wachovia Bank of North Carolina, N.A., as Trustee, pursuant to which the Trustee has subscribed for 5,000,000 Common Shares of the Company which will be paid for over the 15 year term of the Trust. The proceeds from the sale of the Common Shares will be used to fund Company obligations under various employee benefit plans, to pay cash bonuses and other similar employee related Company obligations. Under Ohio law, the subscribed for Common Shares are deemed to be issued and outstanding for voting and dividend purposes, but will not be fully paid and nonassessable until payment for such Common Shares is received as provided in the Trust. According to generally accepted accounting principles, none of the 5,000,000 Common Shares will be deemed outstanding for purposes of calculating earnings per share until payment is received for the Common Shares as provided in the Trust.

OTHER MATTERS

     Code of Regulations. The Company's Code of Regulations, as amended (the "Code"), provides that the Board of Directors shall be divided into three classes and requires that any proposal to increase or decrease the number of directors be approved by the vote of the holders of a majority of shares entitled to vote on the proposal; provided, however, that the number of directors of any class shall not consist of less than three directors. Moreover, the Code provides that directors may be removed from office by the vote of the holders of two-thirds of the voting power entitled to elect directors in place of those removed; provided, however, that unless all the directors of a particular class are removed, no individual director may be removed without cause if a sufficient number of shares are cast against such removal, such number being that which, if cumulatively voted at an election for all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. The purpose of these provisions is to prevent directors from being removed from office prior to the expiration of their respective terms, thus protecting the safeguards inherent in the classified Board structure unless dissatisfaction with the performance of one or more directors is widely shared by the Company's shareholders. These provisions could also have the effect of increasing the amount of time required for an acquiror to obtain control of the Company by electing a majority of the Board of Directors and may also make the removal of incumbent management more difficult and discourage or render more difficult certain mergers, tender offers, proxy contests, or other potential takeover proposals. To the extent that these provisions have the effect of giving management more bargaining power in negotiations with a potential acquiror, they could result in management using the bargaining power not only to try to negotiate a favorable price for an acquisition, but also to negotiate favorable terms for management.

     Business Combinations. Under the Articles, the affirmative vote of not less than 80% of the outstanding Common Shares is required for the approval or authorization of any Business Combination (as hereinafter defined) involving the Company and an Interested Party (as hereinafter defined). This provision does not apply to Business Combinations with Interested Parties which have been approved by a majority of Continuing Directors (as hereinafter defined) or which satisfy certain provisions of the Articles relating to the consideration to be paid to the holders of Common Shares by the Interested Party. For purposes of the Articles, the term "Business Combination" means (i) any merger or consolidation involving both the Company and the Interested Party, or a subsidiary of either of them, (ii) any sale, lease, transfer or other disposition of assets of the Interested Party, (iii) adoption of a plan of liquidation or dissolution, (iv) issuance or transfer by the Company or a subsidiary to an Interested Party of any securities with a market value of $2 million or more, or (v) any recapitalization, reclassification or other transaction which would have the effect of increasing the Interested Party's voting power in the Company. The term "Interested Party" means (i) any individual, corporation, partnership or other person or entity which, together with its affiliates or associates, is a beneficial owner of 10% or more of the aggregate voting power of any class of capital stock of the Company entitled to vote generally in the election of directors, and (ii) any affiliate or associate of such individual, corporation, partnership or other person or entity. The term "Continuing Director" means any director who is not an affiliate of an Interested Party and who was a member of the Board of Directors of the Company immediately prior to the time that the Interested Party involved in a Business Combination became an Interested Party, and any successor to a Continuing Director who is not such an affiliate and who is nominated to succeed a Continuing Director by a majority of the Continuing Directors in office at the time of such nomination.

     Certain Provisions of Ohio Law. The Company is subject to certain provisions of Ohio law which may discourage or render more difficult an unsolicited takeover of the Company. Among these are provisions that (i) prohibit certain mergers, sales of assets, issuance or purchases of securities, liquidation or dissolution, or reclassification of the then outstanding shares of an Ohio corporation involving certain holders or stock representing 10% or more of the voting power (other than present shareholders), unless (a) such transactions are approved by the directors prior to the 10% shareholder becoming such, (b) the acquisition of 10% of the voting power is approved by the directors prior to the 10% shareholders becoming such, or (c) such transactions involve a 10% shareholder which has been such for at least three years and the transaction is approved by holders of two-thirds of the voting power of the Company and the holders of a majority of the voting power not owned by the 10% shareholders or certain minimum price and form of consideration requirements are met; and (ii) provide Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

     In addition, the acquisition of shares entitling the holder to execute certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the Company elected or appointed by the directors, and directors who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition.

     Rights Plan. On April 25, 1989, the Board of Directors of the Company adopted a Shareholder Rights Plan pursuant to a Rights Agreement (the "Rights Agreement"), which is an exhibit to the Registration Statement of which this Prospectus is a part, entered into by and between the Company and a Cleveland, Ohio bank, and declared a dividend distribution of one Right (as defined in the Rights Agreement) for each outstanding Common Share, which was paid to shareholders on May 10, 1989. The Rights are also issuable to all holders of Common Shares issued after May 10, 1989. The Rights are not exercisable until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares of the Company or (ii) ten business days following the commencement of, or announcement of an intention to make a tender offer or exchange offer for 20% or more of the outstanding Common Shares of the Company (the earlier of such dates being called the "Distribution Date"). Once exercisable, each Right entitles the registered holder to purchase from the Company one Common Share at the then-current exercise price per Common Share, which currently is $11.85.

     In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that (i) any person becomes an Acquiring Person (unless such person first acquires 20% or more of the outstanding Common Shares by a purchase pursuant to a tender offer for all of the Common Shares for cash, which purchase increases such person's beneficial ownership to 80% or more of the outstanding Common Shares) or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     In addition, if a bidder who does not beneficially own more than 1% of the Common Shares (and who has not within the past year owned in excess of 1% of the Common Shares and, at a time he held such greater than 1% stake, disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition or influence of control of the Company) proposes to acquire all of the Common Shares (and all other shares of capital stock of the Company entitled to vote with the Common Shares in the election of directors or on mergers, consolidations, sales of all or substantially all of the Company's assets, liquidations, dissolutions or windings up) for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special shareholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Rights will be automatically redeemed at the Redemption Price (as defined in the Rights Agreement) immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; provided, however, that no redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares. The Rights, which have no voting power, will expire on May 10, 1999 unless earlier redeemed by the Company as described above.

     Director and Officer Indemnification. The Company's Code contains provisions indemnifying directors and officers of the Company to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay said amount if it is determined that the individual in question is not entitled to indemnification. The Company has also entered into indemnity agreements pursuant to which it has agreed, among other things, to indemnify its directors for settlement in derivative actions. The Company also has purchased a Director and Officer liability insurance policy (the "D & O Insurance"), a copy of which is an exhibit to the Company's Annual Report on Form 10-K.

     General. It is possible that the division of the Board of Directors of the Company into classes provided for in the Code and the other provisions of the Code discussed above, the heightened shareholder voting requirements applicable to certain proposed business combination transactions, the provisions of Ohio law, the Rights Plan and the Change of Control provisions of the Indenture may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Shares. This could have an incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Company's Common Shares which often result from actual or rumored takeover attempts. In addition, the indemnification provisions of the Code, certain indemnity agreements between directors and officers and the Company and the D & O Insurance may have the effect of reducing the likelihood of derivative litigation against directors and deterring shareholders from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and the shareholders.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Shares is KeyCorp Shareholder Services, Inc., Cleveland, Ohio.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through Lazard Freres & Co. LLC or other underwriters and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Sales of Common Shares offered hereby may be effected from time to time in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     The Debt Securities may or may not be listed on a national securities exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be traded on the Nasdaq National Market. No assurances can be given that there will be an active trading market for the Debt Securities.

                             VALIDITY OF SECURITIES

     The validity of the Debt Securities and Common Shares will be passed upon for the Company by Calfee, Halter & Griswold, Cleveland, Ohio, and for any underwriters and agents by Sidley & Austin, Chicago, Illinois. William A. Papenbrock, Esq., a partner of Calfee, Halter & Griswold, is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company incorporated by reference and included in the Company's Annual Report (Form 10-K) for the year ended March 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference and included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION
WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 -----
                PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...................   S-3
Risk Factors....................................   S-7
Use of Proceeds.................................   S-9
Capitalization..................................   S-9
Selected Consolidated Financial Data............  S-10
Price Range of Common Shares and Dividend
  Policy........................................  S-12
Management's Discussion and Analysis of Results
  of Operations and Financial Condition.........  S-13
The Company.....................................  S-18
Description of Certain Indebtedness.............  S-22
Underwriting....................................  S-23
Validity of Common Shares.......................  S-23
Experts.........................................  S-23
Index to Consolidated Financial Statements......   F-1

                                   PROSPECTUS

Available Information...........................     2
Incorporation of Documents by Reference.........     2
The Company.....................................     3
Use of Proceeds.................................     4
Ratio of Earnings to Fixed Charges..............     4
Description of Debt Securities..................     5
Description of Capital Stock....................    13
Plan of Distribution............................    16
Validity of Securities..........................    17
Experts.........................................    17

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                                3,000,000 SHARES

                                     [LOGO]

                       PIONEER-STANDARD ELECTRONICS, INC.

                                 COMMON SHARES

                          ---------------------------

                             PROSPECTUS SUPPLEMENT

                          ---------------------------

                            LAZARD FRERES & CO. LLC

                      CLEARY GULL REILAND & MCDEVITT INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                           , 1997

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